Exhibit (a)(1)(i)

Offer to Purchase

All Outstanding Shares of Common Stock

of

Miramar Labs, Inc.

at

$0.3149 Per Share plus a Contingent Value Right, which Represents the Contractual Right to Receive up to $0.7058 per Share Upon the Achievement of Certain Sales Milestones Relating to the miraDry® System, as Described in and Under the Conditions Set Forth in the Contingent Value Rights Agreement,

by

Desert Acquisition Corporation

a wholly owned subsidiary of

Sientra, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT,

8:00 A.M. (EASTERN TIME) ON JULY 25, 2017, UNLESS THE OFFER IS EXTENDED OR

EARLIER TERMINATED.

This Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of June 11, 2017 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Miramar Labs, Inc., a Delaware corporation (“Miramar”), Sientra, Inc., a Delaware corporation (“Parent”), and Desert Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”).

Purchaser is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Miramar, at a price of $0.3149 per Share, net to the holder thereof, in cash, without interest thereon (less any required withholding) (the “Cash Portion”), plus a contractual contingent value right (a “CVR”), which represents the right to receive a cash payment of $0.0147 per CVR, without interest thereon (less any required withholding), if cumulative net sales of the miraDry® System after the Closing exceed $50,000,000, and another cash payment of $0.6911 per CVR, without interest thereon (less any required withholding), if cumulative net sales of the miraDry® System after the Closing exceed $80,000,000, in each case as described in and under the conditions set forth in the Contingent Value Rights Agreement (the “CVR Agreement”), with a maximum payment of up to $0.7058 per CVR, net to the holder in cash, without interest thereon (less any required withholding) (the “CVR Portion” and together with the Cash Portion, the “Offer Price”), at the times and upon the terms and subject to the conditions set forth in this Offer to Purchase, dated June 26, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

Pursuant to the Merger Agreement, as soon as practicable following the time we accept, for the first time, for payment Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) (or such later time as when Purchaser has acquired at least 90% of the outstanding Shares, including through the exercise of the Top-Up described below), and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into Miramar (the “Merger”), with Miramar continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Parent (the “Surviving Corporation”). Miramar has granted to Purchaser an irrevocable right (the “Top-Up”), which Purchaser will be deemed to have exercised immediately following the consummation of the Offer, if necessary, to purchase from the Company a number of additional Shares at a price per Share equal to the Offer Price (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the Shares already owned by Purchaser (and, if applicable, Parent) following the consummation of the Offer, constituting one Share more than 90% of the Shares, but not less than one share more than 90% of the Shares then outstanding (after giving effect to the Top-Up). If Purchaser and its affiliates own at least 90% of the outstanding Shares following the Offer and the exercise, if any, of the Top-Up, Purchaser will complete the Merger without any vote on the adoption of the Merger Agreement by the holders of Shares through the “short-form” procedures available under applicable provisions of the Delaware General Corporation Law, (the “DGCL”) including Section 253.

At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than (i) any Shares then held by Miramar (or held in Miramar’s treasury), (ii) any Shares then held by Parent, Purchaser or any other wholly owned subsidiary of Parent, (iii) any Shares held by any wholly owned subsidiary of Miramar, and (iv) any Shares that are issued and outstanding immediately prior to the Effective Time and held by Miramar stockholders who are entitled to demand and who will have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance in all respects with Section 262 of the DGCL, and in the case of (i), (ii) and (iii), such Shares will no longer be outstanding and will automatically be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor) will be automatically converted into the right to receive the Offer Price, without interest thereon (less any required withholding). Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

THE BOARD OF DIRECTORS OF MIRAMAR HAS RECOMMENDED THAT YOU

TENDER ALL OF YOUR SHARES PURSUANT TO THE OFFER.

The board of directors of Miramar (the “Miramar Board”) has (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) are fair to and in the best interests of Miramar and its stockholders, (ii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 253 of the DGCL, (iii) approved the execution, delivery and performance by Miramar of the Merger Agreement and the consummation of the Transactions, including the Offer and Merger, and (iv) resolved to recommend the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things, (i) there being validly tendered and not validly withdrawn prior to the Expiration Time (as defined below) that number of Shares that, together with the Shares then owned by Parent, Purchaser and their respective controlled affiliates (if any), represent one Share more than 50% of the sum of (A) the total number of Shares outstanding at the time of the expiration of the Offer (not including Shares tendered pursuant to guaranteed delivery procedures for which the underlying Shares have not yet been delivered) plus (B) the aggregate number of Shares issuable to holders of options to purchase Shares (the “Miramar Options”) from which Miramar has received valid notices of exercise (including payment of any applicable exercise price) prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Miramar Options) plus (C) the aggregate number of Shares issuable to holders of warrants to purchase Shares (the “Miramar Warrants”) from which Miramar has received valid notices of exercise (including payment of any applicable exercise price) prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Miramar Warrants) (the “Minimum Condition”); (ii) subject to certain materiality exceptions, the truth and accuracy of certain representations and warranties of Miramar contained in the Merger Agreement; (iii) the absence of a material adverse effect on Miramar, (iv) there shall not have been any legal restraint in effect preventing or prohibiting the consummation of the Offer or the Merger at the time of the expiration of the Offer, (v) there shall not be any pending legal proceeding having authority over Parent, Purchaser or Miramar (A) challenging or seeking to restrain or prohibit the consummation of the Offer or the Merger, (B) seeking to restrain Parent’s ownership or operation of the business of Miramar or Parent, or (C) in connection with the Offer or Merger, that could limit the ability of Parent to exercise full right of ownership of the Shares; (vi) that certain Note Purchase Agreement, dated January 27, 2017, as amended June 11, 2017, by and among Miramar and certain investors named therein, shall not have been amended since the date of the Merger Agreement; and (vii) certain other customary conditions. See Section 15 — “Conditions of the Offer.”

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer. A summary of the principal terms of the Offer appears on pages 1 through 11 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

June 26, 2017

2

IMPORTANT

If you desire to tender all or any portion of your Shares in the Offer, this is what you must do:

•

If you are a record holder (i.e., a stock certificate has been issued to you or book entry has been issued to or entered for you and registered in your name), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate to Computershare Trust Company, N.A., the Depositary (as defined below) for the Offer, or follow the procedures for book entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Tendering Shares.”

•

If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery, however, any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually delivered prior to the Effective Time will not count toward satisfaction of the Minimum Condition. Please call Georgeson LLC (the “Information Agent”), at (866)-431-2105 (toll free). See Section 3 — “Procedures for Tendering Shares” for further details.

•

If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to Purchaser before the expiration of the Offer.

The Letter of Transmittal, the certificates for the Shares (or confirmation of the book-entry transfer of such Shares) and any other required documents must reach the Depositary before the expiration of the Offer (currently scheduled for 8 a.m. (Eastern time) on July 25, 2017, unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement), unless the procedures for guaranteed delivery described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase are followed.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

* * *

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Banks, Brokers and Shareholders

Call Toll-Free (866)-431-2105

3

SUMMARY TERM SHEET

The following are some questions that you, as a stockholder of Miramar Labs, Inc. (“Miramar”), may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase. It may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related Letter of Transmittal. The information concerning Miramar contained herein and elsewhere in this Offer to Purchase has been provided to Sientra, Inc. (“Parent”) and Desert Acquisition Corporation (“Purchaser”) by Miramar or has been taken from or is based upon publicly available documents or records of Miramar on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to Miramar provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

We have included cross-references to other sections of this Offer to Purchase in this summary term sheet to direct you to the sections of the Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. Questions or requests for assistance may be directed to the Information Agent, at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless the context otherwise requires, the terms “we,” “our” and “us” refer to Purchaser.

Securities Sought	All of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Miramar.

Price Offered Per Share

$0.3149, net to the holder thereof, in cash, without interest thereon (less any required withholding) plus one CVR, which represents the right to receive a cash payment of $0.0147 per CVR, without interest thereon (less any required withholding), if cumulative net sales of the miraDry® System after the Closing exceed $50,000,000, and another cash payment of $0.6911 per CVR, without interest thereon (less any required withholding), if cumulative net sales of the miraDry® System after the Closing exceed $80,000,000, in each case as described in and under the conditions set forth in the CVR Agreement, with a maximum payment of up to $0.7058 per CVR, net to the holder in cash, without interest thereon (less any required withholding).

Scheduled Expiration of Offer	8 a.m. (Eastern time) on July 25, 2017, unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement. See Section 1 — “Terms of the Offer.”

Purchaser

Desert Acquisition Corporation. We are a Delaware corporation formed for the purpose of making this tender offer for all of the outstanding shares of common stock of Miramar. We are a wholly owned subsidiary of Parent. See Section 8 — “Certain Information Concerning Purchaser and Parent.”

Miramar Board’s Recommendation

The Miramar Board has (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) are fair to and in the best interests of Miramar and its stockholders, (ii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 253 of the DGCL, (iii) approved the execution, delivery and performance by Miramar of the Merger Agreement and the consummation of the Transactions, including the Offer and Merger, and (iv) resolved to recommend the holders of Shares accept the Offer and tender their Shares pursuant to the Offer (the “Miramar Board Recommendation”).

Who is offering to buy my securities?

Our name is Desert Acquisition Corporation. We are a Delaware corporation formed for the purpose of making this tender offer for all of the outstanding shares of common stock of Miramar. We are a wholly owned subsidiary of Parent. See Section 8 — “Certain Information Concerning Purchaser and Parent.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Miramar on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We refer to one share of Miramar’s outstanding common stock, par value $0.001 per share, as a “Share.” See the “Introduction.”

Why are you making the Offer?

We are making the Offer pursuant to the Merger Agreement in order to acquire the entire equity interest in Miramar while allowing Miramar’s stockholders an opportunity to receive the Offer Price as soon as practicable after the Expiration Date (as defined below) by tendering their Shares pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Miramar will consummate the Merger as soon as practicable thereafter (or such later time as when Purchaser has acquired 90% of the outstanding Shares, including through the exercise of the Top-Up),without any action by the stockholders of Miramar in accordance with Section 253 of the DGCL. At the Effective Time, Miramar will become a wholly owned subsidiary of Parent. See Section 12 — “Purpose of the Offer and Plans for Miramar.”

How much are you offering to pay for my securities and what is the form of payment?

We are offering to pay for each Share (i) $0.3149, net to the holder thereof, in cash, without interest thereon (less any required withholding) plus (ii) one CVR, which represents the right to receive a cash payment of $0.0147, without interest thereon (less any required withholding), if cumulative net sales of the miraDry® System after the Closing exceed $50,000,000, as described in and under the conditions set forth in the CVR Agreement, and another cash payment of $0.6911 per CVR, without interest thereon (less any required withholding), if cumulative net sales of the miraDry® System after the Closing exceed $80,000,000, again as described in and under the conditions set forth in the CVR Agreement, with a maximum payment of up to $0.7058 per CVR, net to the holder in cash, without interest thereon (less any required withholding) in contingent cash consideration payments (the “Milestone Payments”), upon the terms and subject to the conditions contained in this Offer to Purchase and in the related Letter of Transmittal.

Will I have to pay any fees or commissions?

If you are the record holder of your Shares (i.e., a stock certificate evidencing the Shares has been issued to you or book entry has been issued to or entered for you and registered in your name) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction,” Section 1 — “Terms of the Offer,” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What is a CVR and how does it work?

Pursuant to the Merger Agreement, Parent intends to enter into a CVR Agreement with the rights agent thereunder (the “Rights Agent”), governing the terms of the Milestone Payments, substantially in the form filed as Exhibit (d)(3) to the Schedule TO, which is incorporated herein by reference (subject to any reasonable revisions to such form that are requested by such Rights Agent and that are not, individually or in the aggregate, detrimental to any CVR holder, other than in immaterial respects). Each CVR represents the contingent right to receive the following cash payments, without interest thereon and less any applicable withholding, with each payment conditioned upon the achievement of the applicable milestones as follows:

•

Milestone #1: If ‘Net Sales’ of the ‘Product’ (each as defined below under – “How will ‘Net Sales’ of the ‘Product’ be determined?”) worldwide after the Closing exceed $50,000,000 (“Milestone #1”), then Parent will pay to each holder of a CVR $0.0147 per CVR.

•	Milestone #2: If ‘Net Sales’ of the ‘Product’ worldwide after the Closing exceed $80,000,000 (“Milestone #2), then Parent will pay to each holder of a CVR $0.6911 per CVR.

The only conditions to Parent’s obligation to cause the Milestone Payments to be paid pursuant to the CVR Agreement are those disclosed in the Offer to Purchase relating to the achievement of the specified milestones for the Product. There are no other conditions to the receipt of payments by holders pursuant to the CVR Agreement. No interest will accrue or be payable in respect of any of these Milestone Payments.

How will ‘Net Sales’ of a ‘Product’ be determined?

“Net Sales” means the gross amount invoiced by or on behalf of Parent, any assignee, and each of their controlled affiliates, licensees and sublicensees (collectively, the “Selling Entity”) for the Product (as defined below) sold to third parties, less the Permitted Deductions (as defined below), all as determined in accordance with the Selling Entity’s usual and customary accounting methods consistent with the treatment of other products commercialized by the Selling Entity, which shall be in accordance with United States generally accepted accounting principles, including the accounting methods for translating activity denominated in foreign currencies into United States dollar amounts. In the case of any sale of the Product between or among Parent, its Affiliates, licensees and sublicensees, for resale, Net Sales will be calculated as above only on the value charged or invoiced on the first arm’s-length sale thereafter to a third party. For the avoidance of doubt, in the case of any sale of the Product between or among Parent, its Affiliates, licensees and sublicensees where such Affiliate or licensee is an end-user of, and does not further sell, the Product, Net Sales will be calculated on the value charged or invoiced to such Affiliate, licensee or sublicensee. In the case of any sale for value other than exclusively for money (but excluding any patient assistance programs), Net Sales will be calculated on the fair market price of the Product in the jurisdiction of sale during the relevant period. The Net Sales calculation for Milestone #2 shall be inclusive of the any Net Sales counted in the determination of Milestone #1.

“Product” means (i) the product named and marketed on the date hereof as the miraDry® System including the console, handpiece and bioTip, including any improvements, modifications and derivatives thereto or therefrom; and (ii) any other product or system that is covered by a Valid Claim of a Patent included in Parent IP (as defined in the Merger Agreement); and (iii) any and all related repair or replacement parts, accessories, software, and services.

“Permitted Deductions” means the following deductions to the extent actually deducted by a Selling Entity from the gross invoiced sales price of the Product, or otherwise directly paid or incurred by the Selling Entity with respect to the applicable sale of the Product: (i) ordinary course trade and quantity discounts actually allowed; (ii) amounts repaid or credited by reasons of defects, recalls, returns, rebates or allowances of goods or because of retroactive price reductions specifically identifiable to the Product; (iii) chargebacks, rebates (or the equivalent thereof) and other amounts paid on sale of the Product, including such payments mandated by programs of governmental entities; (iv) rebates (or the equivalent thereof) and administrative fees paid to medical healthcare organizations, to group purchasing organizations or to trade customers in line with approved contract terms or other normal and customary understandings and arrangements; (v) tariffs, duties, excise, sales, value-added and other taxes (other than taxes based on net income) and charges of governmental entities; (vi) deductions for uncollectible amounts on previously sold products following commercially reasonably attempts to collect such amounts (which adjustment shall be based on actual bad debts incurred and written off as uncollectible by the Selling Entity in a quarter, net of any recoveries of amounts previously written off as uncollectible from current or prior quarters); (vii) discounts pursuant to indigent patient programs and patient discount programs and coupon discounts; (viii) transportation, freight, postage, importation, shipping insurance and other handling expenses to the extent paid by a Selling Entity and not invoiced, paid or reimbursed by a third party purchaser; and (ix) required distribution commissions and fees (including fees related to services provided pursuant to distribution service agreements with wholesalers, fee-for-service wholesaler fees and inventory management fees) payable to any third party providing distribution services to the Selling Entities. For the avoidance of doubt, if a single item falls into more than one of the categories set forth in clauses (i) through (ix) above, such item may not be deducted more than once.

How will the Milestone Payments be calculated?

Milestone #1 Payment: The $0.0147 payable per CVR upon achievement of Milestone #1 (the “Milestone #1 Payment”) was calculated starting with an aggregate amount for all CVR holders of $7,000,000, from which the following will be deducted: (i) $4,615,566.06 in satisfaction of prior debt obligations of Miramar as described below under – “Describe the debt obligations to be deducted from the CVR Portion”, (ii) $2,235,821.50 for incurred royalties pursuant to a licensing agreement as described below under “Describe the royalty obligations to be deducted from the CVR Portion”, and $11,642.45 as key employee retention pursuant to the Retention Plan as described below under – “Describe the key employee retention amounts to be deducted from the CVR Portion.” The remaining $136,969.96 was divided by 9,334,857, the number of Shares outstanding as of June 6, 2017 to arrive at the Milestone #1 Payment per CVR.

Milestone #2 Payment: The $0.6911 payable per CVR upon achievement of Milestone #2 (the “Milestone #2 Payment”) was calculated starting with an aggregate amount (for all CVR holders) of $7,000,000, from which $548,387.10 will be deducted as key employee retention pursuant to the Retention Plan as described below under – “Describe the key employee retention amount to be deducted from the CVR Portion.” The remaining $6,451,612.90 was divided by 9,334,857, the number of Shares outstanding as of June 6, 2017 to arrive at the Milestone #2 Payment per CVR.

Describe the debt obligations to be deducted from the CVR portion.

Beginning on January 27, 2017, Miramar issued subordinated secured convertible promissory notes (the “Notes”), pursuant to a note purchase agreement, dated January 27, 2017 (the “Note Purchase Agreement”) by and among Miramar and certain investors named therein (the “Investors”), in the aggregate amount of $2,680,567. The Note Purchase Agreement provided that in the event the Notes have not been repaid or converted prior to a change of control event, such as the Merger, then the Notes automatically convert into three times (3x) the outstanding balance.

Concurrently with the execution of the Merger Agreement, on June 11, 2017, Miramar, Parent and the Investors holding at least majority of the aggregate principal amount of the Notes, entered into an Omnibus Amendment to Subordinated Secured Convertible Promissory Notes (the “Note Amendment”) pursuant to which the Notes were amended and restated to effect the cancellation of the Notes, subject to the consummation of the Merger in exchange for and upon receive from Parent of (i) payments at the closing of the Merger (the “Closing”) totaling $3,807,783 and (ii) contingent payments that are payable only upon the achievement of Milestone #1 totaling $4,615,566.06; provided that $1,000,000 described in the preceding clauses (i) and $500,000 described in preceding clause (ii) shall not be immediately payable by Parent upon the achievement of Milestone #1 but rather withheld as a source of recovery in respect of certain indemnification obligations to which the holders of the Notes have agreed in favor of Parent, Miramar and their affiliates following the Closing, the terms of which are set forth in more detail in the Note Amendment.

Describe the royalty obligations to be deducted from the CVR Portion.

On December 31, 2008, Miramar and The Foundry, LLC a Delaware limited liability company (the “Foundry”), entered into an Assignment and License Agreement, as amended from time to time (the “Foundry Agreement”), pursuant to which the Foundry assigned to Miramar certain patents, technology and related documents (the “Foundry Product”). Pursuant to the Foundry Agreement, Miramar is obligated to pay the Foundry certain royalties in connection with the sale of the Foundry Product.

Concurrently with the execution of the Merger Agreement, on June 11, 2017, Miramar, Parent, the Foundry and certain individuals related to the Foundry (the “Foundry Assignees”) entered into an Amendment No. 1 to Assignment and License Agreement and Assignment Agreement (the “Foundry Amendment”) providing that all payments which may be payable to the Foundry will be payable to the Foundry Assignees and the Foundry Assignees will each instead be paid, subject to and contingent upon the occurrence of the Merger and the achievement of Milestone #1, their respective pro rata portions of (i) an amount equal to $2,235,821.53 in full satisfaction of the amount of accrued royalty payments that may be owed by Miramar to the Foundry Assignees as of the Closing; provided that $1,500,000 of such amount shall not be immediately payable by Parent upon the achievement of Milestone #1 but rather may be withheld by Parent as a source of recovery in respect of certain indemnification obligations to which the Foundry Assignees have agreed in favor of Parent, Miramar and their affiliates following the Closing, the terms of which are set forth in more detail in the Foundry Amendment, and (ii) certain Contingent Royalty Payments based on Miramar’s Contingent Net Sales of Covered Products after the date of the Foundry Amendment (each as defined in the Foundry Amendment).

Describe the key employee retention amount to be deducted from the CVR Portion.

On March 9, 2017, Miramar adopted the Miramar Labs, Inc. Key Employee Retention Plan (the “Retention Plan”) providing that subject to and contingent upon the occurrence of a change of control of Mirarmar, certain key employees would be provided with incentives in connection with such change of control. Pursuant to the Retention Plan and in connection with the Merger, the participants will receive an aggregate amount of $249,828.63 upon the Closing, an aggregate of $11,642 upon the achievement of Milestone #1, and an aggregate of $548,387.10 upon the achievement of Milestone #2.

What will happen if a milestone target is achieved more than once?

Because the milestones are based on cumulative Net Sales, each Milestone Payment will be payable only following the initial achievement of the applicable milestone target and no amounts will be payable for subsequent or repeated achievements of the same milestone target.

What will happen if the milestone targets are not achieved?

Neither Milestone #1 nor Milestone #2 has a deadline for achievement. However, if Milestone #1 is never achieved, meaning that Net Sales of the Product worldwide never exceed $50,000,000, then you will have no right to receive the Milestone Payments. If Milestone #1 is achieved, but Milestone #2 is never achieved, meaning that Net Sales of the Product worldwide after the Closing exceed $50,000,000, but never exceed $80,000,000, you will have the right to receive the Milestone #1 Payment, but not the Milestone #2 Payment.

May I transfer my right to receive contingent cash consideration payments?

No. The right to receive Milestone Payments is contractual in nature, and may not be transferred except in the following limited instances:

•	upon death by will or intestacy; by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of a trustee;

•	pursuant to a court order;

•

by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity;

•	in the case of CVRs payable to a nominee, from a nominee to a beneficial owner to the extent allowable by the Depository Trust Company; and

•	pursuant to each CVR holders’ right to abandon all of such CVR holder’s remaining rights in a CVR by transferring such CVR to Parent without consideration therefore).

Do you have the financial resources to pay for the Shares?

Yes. We and Parent have cash and borrowing capacity under existing credit facilities sufficient to consummate the Transactions, including to pay for all Shares validly tendered and not withdrawn in the Offer. We estimate that the total amount of funds we will need to purchase all of the Shares in the Offer and to complete the Transactions, including the payment of fees and expenses in connection with the Offer and accounting for the payment of the Milestones, will be approximately $36.5 million. We expect Parent to provide us with sufficient funds to purchase all Shares validly tendered in the Offer and any related fees and expenses. Parent expects to finance such cash requirements from available cash on hand and borrowings under a new credit facility. However, the Offer is not conditioned on completion of any financing or receipt of financing proceeds. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

We do not believe that our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because Parent has sufficient resources to provide Purchaser with the funds necessary to purchase the Shares in the Offer and make the Milestone Payments, if any, pursuant to the CVR Agreement. Also, the consummation of the Offer is not subject to any financing condition. The Purchaser has been organized solely in connection with the Merger Agreement and this Offer and has not carried on any activities other than in connection with the Merger Agreement and this Offer. Because the form of payment consists solely of the Cash Portion, which will be provided to Purchaser by Parent, and the CVR Portion, which Parent will make upon the achievement of the milestones, the Purchaser’s financial condition is not relevant to your decision to tender in the Offer. See Section 12 — “Purpose of the Offer and Plans for Miramar,” Section 9 — “Source and Amount of Funds,” and Section 15 — “Conditions of the Offer.”

Is there an agreement governing the Offer?

Yes. Miramar, Parent and Purchaser have entered into the Merger Agreement. Pursuant to the Merger Agreement, the parties have agreed on the terms and conditions of the Offer and, following consummation of the Offer, the Merger of Purchaser with and into Miramar and the entry into the CVR Agreement. See Section 11 — “The Transaction Documents.”

Has the Miramar Board made a recommendation with respect to the Offer?

The Miramar Board has (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) are fair to and in the best interests of Miramar and its stockholders, (ii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 253 of the DGCL, (iii) approved the execution, delivery and performance by Miramar of the Merger Agreement and the consummation of the Transactions, including the Offer and Merger, and (iv) resolved to recommend the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

How long do I have to decide whether to tender in the Offer?

The Offer is currently scheduled to expire at the “Expiration Time” which is 8 a.m. (Eastern time) on July 25, 2017 unless the Offer is extended in accordance with the terms of the Merger Agreement, in which event the “Expiration Time” shall mean the latest time and date at which the Offer, as so extended, shall expire. The date on which the Expiration Time occurs is referred to herein as the “Expiration Date.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other matters:

•

there being validly tendered and not validly withdrawn prior to the Expiration Time (as defined below) that number of Shares that, together with the Shares then owned by Parent, Purchaser and their respective controlled affiliates (if any), represent one Share more than 50% of the sum of (A) the total number of Shares outstanding at the time of the expiration of the Offer (not including Shares tendered pursuant to guaranteed delivery procedures for which the underlying Shares have not yet been delivered) plus (B) the aggregate number of Shares issuable to holders of options to purchase Shares (the “Miramar Options”) from which Miramar has received valid notices of exercise (including payment of any applicable exercise price) prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Miramar Options) plus (C) the aggregate number of Shares issuable to holders of warrants to purchase Shares (the “Miramar Warrants”) from which Miramar has received valid notices of exercise (including payment of any applicable exercise price) prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Miramar Warrants) (the “Minimum Condition”);

•	subject to certain materiality exceptions, the truth and accuracy of certain representations and warranties of Miramar contained in the Merger Agreement;

•	the absence of a material adverse effect on Miramar,

•	there shall not have been any legal restraint in effect preventing or prohibiting the consummation of the Offer or the Merger at the time of the expiration of the Offer,

•

there shall not be any pending legal proceeding having authority over Parent, Purchaser or Miramar (A) challenging or seeking to restrain or prohibit the consummation of the Offer or the Merger, (B) seeking to restrain Parent’s ownership or operation of the business of Miramar or Parent, or (C) in connection with the Offer or Merger, that could limit the ability of Parent to exercise full right of ownership of the Shares;

•	the Note Purchase Agreement, as amended by the Note Amendment, shall not have been amended since the date of the Merger Agreement; and

•	other customary conditions described in this Offer to Purchase as set forth in Section 15 — “Conditions of the Offer” (collectively, the “Offer Conditions”).

We and Parent may waive certain of the Offer Conditions, other than the Minimum Condition, in whole or in part, at any time and from time to time, without Miramar’s consent. See Section 15 — “Conditions of the Offer.”

Can the Offer be extended and if so, under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended. Pursuant to the Merger Agreement, we are required to extend the Offer (i) if at midnight, New York time, at the end of the day on the Expiration Date or any subsequent date as of which the Offer is scheduled to expire, any Offer Condition is not satisfied or, to the extent waivable in accordance with the terms thereof, has not been waived by Purchaser or Parent and (ii) for any period required by any law or order, or any rule, regulation, interpretation or position of the SEC or its staff or the OTCQB Market (the “OTC”), in any such case that is applicable to the Offer. If we extend the Offer, such extension will extend the time that you will have to tender your Shares. However, in no event will we be required to extend the Offer beyond September 11, 2017 (the “End Date”). See Section 1 — “Terms of the Offer.”

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension, no later than 9:00 a.m. (New York time) on the next business day after the date the Offer was scheduled to expire. See Section 1 — “Terms of the Offer.”

Have any stockholders already agreed to tender their Shares in the Offer?

Yes. Each of Miramar’s directors and certain stockholders affiliates with such director (together, the “Supporting Stockholders”) have entered into a tender and support agreement with us and Parent pursuant to which, among other matters, the Supporting Stockholders have agreed to tender all Shares now held or hereafter acquired by them in the Offer. As of June 6, 2017, the Supporting Stockholders owned an aggregate of approximately 85% of the outstanding Shares. See Section 11 — “The Transaction Documents — Tender and Support Agreements.”

How do I tender my Shares?

If you wish to accept the Offer, this is what you must do:

•

If you are a record holder (i.e., a stock certificate evidencing your Shares has been issued to you or book entry has been issued to or entered for you and registered in your name), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate to the Depositary for the Offer or follow the procedures for book entry transfer set forth in Section 3 of the Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Tendering Shares.”

•

If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery, however, any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually delivered prior to the Effective Time will not count toward satisfaction of the Minimum Condition. Please call the Information Agent, at (866)-431-2105 (toll free) for assistance. See Section 3 — “Procedures for Tendering Shares” for further details.

•

If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to Purchaser before the expiration of the Offer. See Section 3 — “Procedures for Tendering Shares.”

Until what time can I withdraw previously tendered Shares?

You can withdraw some or all of the Shares that you tender in the Offer at any time prior to the expiration of the Offer and following such expiration, you can withdraw them unless and until we accept Shares for payment as provided herein. Once we accept Shares for payment, you will no longer be able to withdraw them. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw Shares, you must deliver a written notice of withdrawal, which includes all required information, to the Depositary while you have the right to withdraw the Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange to withdraw the Shares. See Section 4 — “Withdrawal Rights.”

What will happen to stock options and warrants in the Offer?

The Offer is being made only for Shares, and not for warrants to purchase Shares (“Miramar Warrants”) or options to purchase Shares (“Miramar Options”) issued pursuant to Miramar’s 2006 Stock Plan (the “2006 Plan”). Holders of outstanding Miramar Options may participate in the Offer only if they first exercise such Miramar Options (to the extent exercisable) in accordance with the terms of the 2006 Plan and tender the Shares, if any, issued upon such exercise. Any such exercise needs to be completed sufficiently in advance of the Expiration Date to assure that the holder of such outstanding Miramar Options will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 – “Procedures for Tendering Shares.”

Each Miramar Option that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable immediately prior to the Effective Time. Effective as of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Miramar Option that is then outstanding and unexercised will be canceled and terminated as of the Effective Time, and each holder of each such Miramar Option with an exercise price per Share that is less than the Cash Portion will be paid an amount in cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such Miramar Option immediately prior to the Effective Time, by (y) the amount by which the Cash Portion exceeds the per share exercise price of such Miramar Option, less any applicable withholding (the “Closing Option Payment”), and also the right to receive the CVR Portion for each Share subject to such Miramar Option (without regard to vesting), which amount shall be paid in accordance with the CVR Agreement. Each Miramar Option that has an exercise price per Share that is equal to or greater than the Cash Portion will be canceled at the Effective Time and terminated without any cash payment or other consideration being made to such optionholder.

Prior to the Effective Time, Miramar will deliver notice of the Transactions to the holders of Miramar Warrants in accordance with the terms of the relevant agreement between Miramar and the holder of such Miramar Warrant. See Section 11 — “The Transaction Documents — The Merger Agreement — Stock Options and Warrants.”

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the Offer, we will pay for all Shares validly tendered that have not been validly withdrawn promptly following the expiration of the Offer and the satisfaction or waiver of the Offer Conditions to the Offer set forth in Section 15 — “Conditions of the Offer.” However, we do reserve the right in our sole discretion and subject to applicable law and the terms of the Merger Agreement, to delay the acceptance for payment for Shares until satisfaction of all conditions to the Offer. See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

We will pay for your Shares by depositing the Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment to record holders for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such shares as described in Section 3 — “Procedures for Tendering Shares — Book-Entry Delivery”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents. See Section 2 — “Acceptance for Payment and Payment for Shares.”

Will the Offer be followed by a merger if all the Shares are not tendered in the Offer?

Yes. If at least such number of Shares as satisfies the Minimum Condition are validly tendered and accepted for payment by us in the Offer, and the other conditions to the Merger are satisfied or waived (see Section 11 — “The Transaction Documents — The Merger Agreement — Conditions to the Merger”), then, in accordance with the terms of the Merger Agreement, we will complete the Merger as soon as practicable following the Offer Acceptance Time (or such later time as when Purchaser has acquired at least 90% of the outstanding Shares, including through the exercise of the Top-Up described below), without a vote of Miramar’s stockholders pursuant to Section 253 of the DGCL.

What is the Top-Up and when could it be exercised?

The Top-Up is intended to expedite the timing of the consummation of the Merger by permitting Purchaser to effect a “short-form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the Miramar’s stockholders would be assured because of Purchaser’s ownership of a majority of the Shares following the consummation of the Offer. Pursuant to the Merger Agreement, Miramar has granted to Purchaser an irrevocable right (the “Top-Up”), which Purchaser will be deemed to have exercised immediately following the consummation of the Offer, if necessary, to purchase from Miramar a number of additional Shares at a price per Share equal to the Offer Price (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the Shares already owned by Purchaser (and, if applicable, Parent) following the consummation of the Offer, constitutes one Share more than 90% of the Shares, but not less than one share more than 90% of the Shares then outstanding (after giving effect to the Top-Up). If Parent and its affiliates own at least 90% of the outstanding Shares following the Offer and the exercise, if any, of the Top-Up, Purchaser will complete the Merger without any vote on the adoption of the Merger Agreement by the holders of Shares through the “short-form” procedures available under Section 253 of the DGCL. See Section 11 — “The Merger Agreement; Other Agreements — Amendment to the Merger Agreement.”

Upon the successful consummation of the Offer, will Miramar continue as a public company?

No. If the Offer is consummated and the Parent and its affiliates own at least 90% of the outstanding Shares (as a result of the Offer and the exercise, if any, of the Top-Up), following the purchase of the Shares in the Offer, we, Parent and Miramar expect to consummate the Merger as soon as practicable in accordance with Section 253 of the DGCL, after which Miramar, which will survive the Merger and which we sometimes refer to as the “Surviving Corporation” will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded. Following consummation of the Merger, we intend to cause Miramar to be delisted from the OTCQB Market and deregistered under the Securities Exchange Act of 1934, as amended, and the regulations thereunder (the “Exchange Act”). See Section 13 — “Certain Other Effects.”

Will there be a subsequent offering period?

No. The terms of the Offer do not provide for a subsequent offering period.

If I decide not to tender my Shares pursuant to the Offer, how will the Offer affect my Shares?

Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Miramar will consummate the Merger as soon as practicable. If the Merger is consummated, then stockholders who did not tender their Shares pursuant to the Offer (other than those properly and validly exercising their statutory rights of appraisal in compliance in all respects with Section 262 of the DGCL) will receive the same consideration per Share that they would have received had they tendered their Shares pursuant to the Offer. Therefore, if the Merger takes place and you do not perfect your appraisal rights, the only difference to you between tendering your Shares pursuant to the Offer and not tendering your Shares pursuant to the Offer would be that, if you tender your Shares, you may be paid sooner. Because the Merger will be governed by and effected under Section 253 of the DGCL, no stockholder vote will be required to consummate the Merger.

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger if they did not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

What is the market value of my Shares as of a recent date?

On June 22, 2017, the last reported sales price of the Shares on the OTCQB Market was $0.50 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender. See Section 6 — “Price Range of Shares; Dividends.”

What are the material U.S. federal income tax consequences of participating in the Offer or the Merger?

The Offer Price consists of cash and rights to receive Milestone Payments pursuant to the CVR. The receipt of cash and Milestone Payments pursuant to the CVR in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. Because the law is unclear as to the U.S. federal income tax treatment of the Milestone Payments pursuant to the CVR, the amount of gain or loss a holder recognizes, and the timing and character or such gain or loss is uncertain. You should consult your tax advisor about the tax consequences to you of participating in the Offer in light of your particular circumstances. See Section 5 — “Certain Material U.S. Federal Income Tax Considerations.”

Who can I talk to if I have questions about the Offer?

You can call Georgeson, the Information Agent for the Offer, at (866)-431-2105 (toll free). See the back cover of this Offer to Purchase.

To the Holders of Shares of Miramar:

INTRODUCTION

We are offering to purchase all outstanding Shares of Miramar for the Offer Price, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Stockholders who are record owners of their Shares (i.e., a stock certificate evidencing the Shares has been issued to such stockholder or book entry has been issued to or entered for such stockholder and registered in such stockholder’s name) and who tender directly to Computershare Trust Company, N.A., the Depositary, will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if the nominee charges any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay stock transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of the Depositary and Information Agent incurred in connection with the Offer. See Section 17 — “Fees and Expenses.” We are making the Offer pursuant to the Merger Agreement. The Merger Agreement provides, among other matters, that as soon as practicable after the consummation of the Offer (or such later time as when Purchaser has acquired at least 90% of the outstanding Shares, including through the exercise of the Top-Up described below), and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into Miramar, with Miramar continuing as the Surviving Corporation. Miramar has granted to Purchaser an irrevocable right (the “Top-Up”), which Purchaser will be deemed to have exercised immediately following the consummation of the Offer, if necessary, to purchase from Miramar a number of additional Shares at a price per Share equal to the Offer Price (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the Shares already owned by Purchaser (and, if applicable, Parent) following the consummation of the Offer, constituting one Share more than 90% of the Shares, but not less than one share more than 90% of the Shares then outstanding (after giving effect to the Top-Up). If Purchaser and its affiliates own at least 90% of the outstanding Shares following the Offer and the exercise, if any, of the Top-Up, Purchaser will complete the Merger without any vote on the adoption of the Merger Agreement by the holders of Shares through the “short-form” procedures available under applicable provisions of the DGCL including Section 253.

At the Effective Time, each outstanding Share (other than any Shares (i) any Shares then held by Miramar (or held in Miramar’s treasury), (ii) any Shares then held by Parent, Purchaser or any other wholly owned subsidiary of Parent, (iii) any Shares held by any wholly owned subsidiary of Miramar, and (iv) any Shares that are issued and outstanding immediately prior to the Effective Time and held by Miramar stockholders who are entitled to demand and who will have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance in all respects with Section 262 of the DGCL, and in the case of (i), (ii) and (iii), such Shares will no longer be outstanding and will automatically be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor) will be automatically converted into the right to receive the Offer Price, without interest thereon (less any required withholding). Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

Stockholders who properly and validly exercise appraisal rights under Delaware law will be entitled to receive a judicially determined fair value for their Shares, which value could be more or less than the consideration to be paid in the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. See Section 11 — “The Transaction Documents.”

The Miramar Board has (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) are fair to and in the best interests of Miramar and its stockholders, (ii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 253 of the DGCL, (iii) approved the execution, delivery and performance by Miramar of the Merger

Agreement and the consummation of the Transactions, including the Offer and Merger, and (iv) resolved to recommend the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Miramar has agreed to file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Schedule 14D-9 will include a more complete description of the Miramar Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and holders of the Shares are encouraged to review the Schedule 14D-9 carefully.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things, (i) there being validly tendered and not validly withdrawn prior to the Expiration Time that number of Shares that, together with the Shares then owned by Parent, Purchaser and their respective controlled affiliates (if any), represent one Share more than 50% of the sum of (A) the total number of Shares outstanding at the time of the expiration of the Offer (not including Shares tendered pursuant to guaranteed delivery procedures for which the underlying Shares have not yet been delivered) plus (B) the aggregate number of Shares issuable to holders of Miramar Options from which Miramar has received valid notices of exercise (including payment of any applicable exercise price) prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Miramar Options) plus (C) the aggregate number of Shares issuable to holders of Miramar Warrants from which Miramar has received valid notices of exercise (including payment of any applicable exercise price) prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Miramar Warrants); (ii) subject to certain materiality exceptions, the truth and accuracy of certain representations and warranties of Miramar contained in the Merger Agreement; (iii) the absence of a material adverse effect on Miramar, (iv) there shall not have been any legal restraint in effect preventing or prohibiting the consummation of the Offer or the Merger at the time of the expiration of the Offer, (v) there shall not be any pending legal proceeding having authority over Parent, Purchaser or Miramar (A) challenging or seeking to restrain or prohibit the consummation of the Offer or the Merger, (B) seeking to restrain Parent’s ownership or operation of the business of Miramar or Parent, or (C) in connection with the Offer or Merger, that could limit the ability of Parent to exercise full right of ownership of the Shares; (vi) the Note Purchase Agreement, as amended by the Note Amendment, shall not have been amended since the date of the Merger Agreement; and (vii) certain other customary conditions. See Section 15 — “Conditions of the Offer.”

According to Miramar, as of the close of business on June 6, 2017, (i) 9,334,857 Shares were issued and outstanding, (ii) there were outstanding Miramar Options to purchase 1,374,686 Shares, and (iii) there were outstanding Miramar Warrants to purchase 83,319 Shares. Accordingly, assuming that no Miramar Options and no Miramar Warrants are exercised prior to the expiration of the Offer, the Minimum Condition would be satisfied if at least 4,667,429 Shares are validly tendered and not validly withdrawn pursuant to the Offer. The actual number and percentage of outstanding Shares that are required to be tendered to satisfy the Minimum Condition will depend on the actual number of Shares outstanding at the Expiration Date.

The Supporting Stockholders have each entered into a tender and support agreement with us and Parent pursuant to which, among other matters, the Supporting Stockholders have agreed to tender all Shares now held or hereafter acquired by them in the Offer. As of June 6, 2017, the Supporting Stockholders owned an aggregate of approximately 85% of the outstanding Shares. See Section 11 — “The Transaction Documents — Tender and Support Agreements.”

The Merger will be governed by and effected under Section 253 of the DGCL, which provides that, if a corporation owns at least 90% of the outstanding shares of each class and series of stock of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the stockholders of such other corporation. Therefore, if Parent and its affiliates own at least 90% of the outstanding Shares following the Offer and the exercise, if any, of the Top-Up, Purchaser will complete the Merger without any vote on the adoption of the Merger Agreement by the holders of Shares through the “short-form” procedures available under Section 253 of the DGCL. Accordingly, after the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Miramar will cause the closing of the Merger to take place as soon as practicable without a meeting of stockholders of Miramar in accordance with Section 253 of the DGCL. Following the Merger, our directors and officers will be the directors of the Surviving Corporation.

Appraisal rights are not available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to appraisal rights under the DGCL in connection with the Merger. Shares issued pursuant to the Top-Up will not be considered in any statutory dissenters’ rights action. See Section 16 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read carefully both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for all Shares that are validly tendered and not validly withdrawn on or prior to the Expiration Time.

The Offer is subject to the conditions set forth in Section 15 — “Conditions of the Offer,” which include, among other matters, satisfaction of the Minimum Condition. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Time, promptly after the Expiration Time.

There will not be a subsequent offering period for the Offer. Pursuant to the Merger Agreement, after the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Miramar will take all necessary and appropriate action to cause the closing of the Merger to take place as soon as practicable following the Offer Acceptance Time. Because the Merger will be governed by and effected under Section 253 of the DGCL, no stockholder vote will be required to consummate the Merger. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

The Merger Agreement provides that Purchaser is required to extend the Offer (i) for successive extension periods of ten (10) business days each (or any longer period as may be approved in advance by Miramar) if the Minimum Condition or any of the other conditions to the Offer have not been satisfied or waived (if permitted under the Merger Agreement) as of any then scheduled expiration of the Offer, in order to permit the satisfaction of all of the conditions to the Offer, and (ii) for any period required by any law or order, or any rule, regulation, interpretation or position of the SEC or its staff or the OTC Market, in any such case that is applicable to the Offer.

If we extend the Offer, are delayed in our acceptance for payment of Shares, are delayed in payment after the Offer Acceptance Time or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right to waive any of the conditions to the Offer, and to increase the Offer Price or to make any change in the terms of or conditions to the Offer not inconsistent with the terms of the Merger Agreement; provided that, without the prior written consent of Miramar, Purchaser may not: (i) decrease the Cash Portion or amend the terms of the CVR Agreement, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions, (v) amend or modify any of the Offer Conditions in a manner that adversely affects any holder of Shares in its capacity as such or (vi) change or waive the Minimum Condition.

If we make any material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release dated April 3, 1987, the SEC has stated that in its view the waiver of conditions such as the Minimum Condition is a material change in the terms of an offer and that an offer should remain open for a minimum of five (5) business days from the date a material change is first published, sent or given to stockholders, and that if a material change directly relates to price and share levels, a minimum of ten (10) business days may be required to allow adequate dissemination and investor response.

If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares that are purchased pursuant to the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York time, on the next business day after the previously scheduled Expiration Time. Miramar has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Time. Notwithstanding the foregoing, subject to any applicable rules and regulations of the SEC (including Rule 14(e)-1(c) under the Exchange Act), we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of governmental or regulatory approvals. For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 16 — “Certain Legal Matters; Regulatory Approvals.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depositary, our obligation to make such payment will be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in Section 3 — “Procedures for Tendering Shares — Book-Entry Delivery”)), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or in connection with a book-entry transfer, an Agent’s Message (as defined in Section 3 — “Procedures for Tendering Shares — Book-Entry Delivery”)) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see Section 3 — “Procedures for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are received by the Depositary.

For purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

If we do not accept for payment any Shares tendered pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates for such unpurchased or untendered Shares (or, in the case of Shares delivered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility or in the case of Shares held in a nominee account by the Depositary, such Shares will be returned to the nominee account) without expense to you, promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3. Procedures for Tendering Shares

Except as set forth below, to tender Shares in the Offer, either (a) the Depositary must receive on or prior to the Expiration Time at one of its addresses set forth on the back cover of this Offer to Purchase (i) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, and (ii) certificates for the Shares to be tendered or confirmation of the book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility, or (b) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Time. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal, and (iv) when the Shares are accepted for payment by us, we will acquire good, valid and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Stockholders tendering their Shares according to the guaranteed delivery procedures set forth under Section 3 — “Procedures for Tendering Shares — Guaranteed Delivery” may do so using the Notice of Guaranteed Delivery circulated herewith, however, any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually received prior to the Effective Time will not count toward satisfaction of the Minimum Condition.

Book-Entry Delivery

The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”). Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Time, or the guaranteed delivery procedure described below must be complied with.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees

All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed the box labeled “Special Payment Instructions” on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signatures on the certificates for the Shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of certificates for the Shares.

Guaranteed Delivery

If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary prior to the Expiration Time or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may, nevertheless, tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary prior to the Expiration Time; and

•

the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three (3) OTC trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. Any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually received prior to the Effective Time will not count toward satisfaction of the Minimum Condition.

Backup Withholding

To prevent U.S. federal income tax “backup withholding” with respect to payment of the Offer Price for Shares purchased pursuant to the Offer, each Miramar stockholder (including any Miramar stockholder that tenders Shares into the Offer pursuant to the book-entry transfer procedures described above in this Section 3) must provide the Depositary with its correct U.S. taxpayer identification number or otherwise establish an exemption from such backup withholding. Each Miramar stockholder must complete and sign the Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal (if the Miramar stockholder is a U.S. Holder as defined herein) or an applicable IRS Form W-8 (if the Miramar stockholder is not such a U.S. Holder) in order to provide the information and certification necessary to avoid the imposition of U.S. federal income tax backup withholding. See Instruction 8 set forth in the Letter of Transmittal and Section 5 — “Certain Material U.S. Federal Income Tax Considerations” of this Offer to Purchase for a more detailed discussion of backup withholding.

Appointment of Proxy

By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the original Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Miramar’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Miramar’s stockholders.

Determination of Validity

We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

4. Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable if, such Shares have already been accepted for payment by us pursuant to the Offer.

For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Shares held as physical certificates, the certificates evidencing such Shares (“Share Certificates”) to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares — Book-Entry Delivery,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of tendered Shares may not be rescinded, and any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, Shares that have been validly withdrawn may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 — “Procedures for Tendering Shares — Determination of Validity.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us in our sole discretion. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, regardless of whether or not similar defects or irregularities are waived in the case of other stockholders. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain Material U.S. Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax consequences of the Offer and the Merger to Miramar stockholders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive the Merger Consideration in the Merger. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. Any such change, which may or may not be retroactive, could alter the U.S. federal income tax consequences to Miramar stockholders as described herein. The tax treatment of the Offer and the Merger to Miramar stockholders will vary depending upon their particular situations. This discussion is not a comprehensive description of all material U.S. federal income tax considerations that may be relevant to the Offer and the Merger and, in particular does not address U.S. federal income tax consequences that may be relevant to particular Miramar stockholders in light of their personal circumstances or to Miramar stockholders who are subject to special tax rules, including, without limitation, Miramar stockholders who, for U.S. federal income tax purposes:

•	exercise appraisal rights;

•	do not hold their Shares as “capital assets” for U.S. federal income tax purposes (generally, property held for investment);

•	acquired their Shares pursuant to the exercise of compensatory options or in other compensatory transactions;

•	acquired their Shares pursuant to the exercise of warrants or conversion rights under convertible instruments;

•	hold Shares that constitute “qualified small business stock” under Section 1202 of the Code or as “section 1244 stock” for purposes of Section 1244 of the Code;

•	hold Shares as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction consisting of Shares and one or more other positions;

•	purchase or sell Shares as part of a wash sale for tax purposes;

•	own (or are deemed to own) 5% or more of the outstanding Shares;

•	hold their Shares through individual retirement or other tax-deferred accounts;

•	acquired their Shares in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

•

are partnerships or other entities or arrangements treated as partnerships or disregarded entities for U.S. federal income tax purposes, S corporations or other pass-through entities (including hybrid entities)

•

are dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, real estate investment trusts, insurance companies, tax-exempt organizations, regulated investment companies, U.S. expatriates, “controlled foreign corporations” or “passive foreign investment companies”); or

•	have a functional currency that is not the U.S. dollar.

This discussion also does not address (i) the tax consequences of the Offer or the Merger under any U.S. federal non-income tax laws, including estate, gift or other tax laws; (ii) the tax consequences of the Offer or the Merger under any state, local, non-U.S. or other tax laws, (iii) the impact of the alternative minimum tax or Medicare contribution tax on net investment income that may be applicable to Miramar stockholders, (vi) the tax consequences of transactions effectuated prior to or after the Offer or the Merger (whether or not any such transactions are actually or deemed consummated in connection with the Offer or the Merger), including without limitation acquisitions or dispositions of Shares outside the Offer and the Merger, or (v) the tax consequences of the Offer or the Merger pertaining to holders of options, warrants or similar rights to acquire Shares.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership will generally depend on the status of the partner, the activities of the partner and the partnership and certain determinations made at the partner level. Accordingly, partnerships that hold Shares and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of the sale or conversion of Shares pursuant to the Offer or the Merger.

None of Miramar, the Parent, or the Purchaser has requested or will request an advance ruling from the IRS as to the tax consequences of the Offer or the Merger, nor will counsel to Miramar, Parent, or the Purchaser render any tax opinion in connection with the Offer or the Merger. The IRS may take different positions concerning the tax consequences of the Offer or the Merger than those stated below, and such positions could be sustained by a court if challenged by the IRS.

IN VIEW OF THE FOREGOING AND BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH MIRAMAR STOCKHOLDER IS URGED TO CONSULT SUCH STOCKHOLDER’S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH MIRAMAR STOCKHOLDER AND THE PARTICULAR TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO SUCH MIRAMAR STOCKHOLDER, INCLUDING APPLICABLE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS, U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY REPORTING REQUIREMENTS ASSOCIATED WITH THE MERGER AND RELATED TRANSACTIONS.

U.S. Holders. For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States or who is treated as a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

General

The receipt of the Offer Price or the Merger Consideration, as applicable, by a U.S. Holder whose Shares are tendered and accepted for payment pursuant to the Offer or converted into the right to receive the Merger Consideration pursuant to the Merger will generally be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. Holder recognizes, and the timing and potentially the character of a portion of such gain or loss, depends on the U.S. federal income tax treatment of the rights to receive Milestone Payments pursuant to the CVRs, with respect to which there is substantial uncertainty.

The Offer Price and Merger Consideration each consist of the Cash Portion and the right to receive Milestone Payments pursuant to the CVRs; consequently, the right to receive the Offer Price or the Merger Consideration may be treated as either a “closed transaction” or an “open transaction” for U.S. federal income tax purposes. The installment method of reporting any gain attributable to the receipt of the Cash Portion and the Milestone Payments pursuant to the CVRs will not be available because Miramar common stock is traded on an established securities market. The following sections discuss the U.S. federal income tax consequences of the receipt of the Offer Price or Merger Consideration, as applicable, in the event that the right to receive the Offer Price or Merger Consideration, as applicable, is treated as an open transaction and, alternatively, in the event it is treated as a closed transaction. There is no authority directly addressing whether contingent payment rights with characteristics similar to the right to receive Milestone Payments pursuant to the CVRs will be taxed as “open transactions” or “closed transactions,” and such question is inherently factual in nature. Accordingly, U.S.

Holders are urged to consult their tax advisors regarding this issue. We urge you to consult your tax advisor with respect to the proper characterization of the receipt of the Cash Portion and the Milestone Payments pursuant to the CVRs.

Under either “closed” or “open” transaction treatment, gain or loss recognized in the Offer or the Merger, as applicable, must be determined separately for each identifiable block of Shares tendered pursuant the Offer or converted pursuant to the Merger (i.e., Shares acquired at the same cost in a single transaction). Any such gain or loss will be long-term capital gain if the Shares were held for more than one year prior to such disposition and will be short-term gain or loss if the Shares were held for one year or less at the time of disposition. The deductibility of capital losses is subject to certain limitations.

Treatment as Open Transaction. Receipt of the Offer Price or the Merger Consideration, as applicable, would generally be treated as an “open transaction” if the value of the Milestone Payments that may be paid to a U.S. Holder pursuant to the CVRs cannot be “reasonably ascertained.” If the receipt of the Offer Price or the Merger Consideration, as applicable, is treated as an “open transaction” for U.S. federal income tax purposes, a U.S. Holder would first recover its adjusted tax basis in the Shares tendered pursuant to the Offer or converted into the right to receive Merger Consideration pursuant to the Merger. A U.S. Holder generally should recognize (i) capital gain, if any, upon the disposition in an amount equal to the excess, if any, of the Cash Portion of the Offer Price or the Merger Consideration, as applicable, minus such U.S. Holder’s adjusted tax basis in the Shares tendered pursuant the Offer or converted into the right to receive the Merger Consideration pursuant to the Merger; or (ii) capital loss, if any, only after all Milestone Payments have been received or it is determined that no further Milestone Payments can be received.

If the transaction is treated as an “open transaction” for U.S. federal income tax purposes, the Milestone Payments that may be paid to a U.S. Holder pursuant to the CVRs will not be taken into account in determining the holder’s taxable gain upon receipt of the Cash Portion of the Offer Price or the Merger Consideration, as applicable, and a U.S. Holder will take no tax basis in the right to receive Milestone Payments pursuant to the CVRs, but would be subject to tax as Milestone Payments were made or deemed made in accordance with the U.S. Holder’s regular method of accounting. A portion of such payments would be treated as interest income under Section 483 of the Code (as described below) and the balance, in general, as additional consideration for the disposition of the Shares. It is the position of the IRS, as reflected in Treasury Regulations, that only in “rare and extraordinary cases” is the value of property so uncertain as to warrant “open transaction” treatment.

Treatment as Closed Transaction. If the value of the right to receive Milestone Payments pursuant to the CVRs can be “reasonably ascertained,” the transaction generally will be treated as a “closed transaction” for U.S. federal income tax purposes, and gain or loss would be determined upon consummation of the Offer or the Merger, as applicable, in the same manner as if the transaction were an “open transaction,” except that a U.S. Holder would take into account the fair market value of the right to receive Milestone Payments pursuant to the CVRs, determined on the date of the consummation of the Offer or the Merger, as applicable, as an additional amount realized at the time of the Closing for purposes of calculating gain or loss with respect to the disposition of Shares.

If the transaction is treated as a “closed transaction” for U.S. federal income tax purposes, a U.S. Holder’s initial tax basis in the right to receive Milestone Payments pursuant to the CVRs will equal the fair market value of the right to receive Milestone Payments pursuant to the CVRs on the date of the consummation of the Offer or the Merger, as applicable. The holding period of the right to receive Milestone Payments pursuant to the CVRs will begin on the day following the date of the consummation of the Offer or the Merger, as applicable.

Future Payments Pursuant to the CVRs

Treatment as Open Transaction. If the transaction is treated as an “open transaction,” a payment in the future to a U.S. Holder of a right to receive Milestone Payments pursuant to the CVRs should be treated as a payment under a contract for the sale or exchange of Shares to which Section 483 of the Code applies. Under

Section 483, a portion of the payment made pursuant to a CVR will be treated as interest, which will be ordinary income to the U.S. Holder of a right to receive Milestone Payments pursuant to the CVRs. The interest amount will equal the excess of the amount received over its present value at the consummation of the Offer or the Merger, as applicable, calculated using the applicable federal rate as the discount rate. The applicable federal rate is published monthly by the IRS. The relevant applicable federal rate will be the lower of the lowest applicable federal rate in effect during the three-month period ending with the month that includes the date on which the Merger Agreement was signed or the lowest applicable federal rate in effect during the three-month period ending with the month that includes the date of the consummation of the Offer or the Merger, as applicable. The maturity range of the relevant applicable federal rate will correspond to the period from the date of the disposition of Shares in the Offer or the Merger, as applicable, to the date the amount is received or deemed received. The U.S. Holder of a right to receive Milestone Payments pursuant to the CVRs must include in its gross income interest pursuant to Section 483 of the Code using such U.S. Holder’s regular method of accounting (such amount being taken into account when paid, in the case of a cash method holder, and, when fixed, in the case of an accrual method holder). The portion of the payment pursuant to a CVR that is not treated as interest under Section 483 of the Code will be treated as gain from the sale of a capital asset (or as recovery of the adjusted tax basis in Shares), as discussed above.

Treatment as Closed Transaction. If the transaction is treated as a “closed transaction”, there is no authority directly addressing the treatment of contingent payment rights payments similar to the Milestone Payments. You should therefore consult your tax advisor as to the taxation of such payments. Under characterization as a “closed transaction,” a portion of one or more payments made pursuant to a CVR could be treated as a non-taxable return of a U.S. Holder’s adjusted tax basis in the right to receive Milestone Payments pursuant to the CVR. To the extent that payments are not treated as such, payments may be treated as either (i) payments with respect to a sale of a capital asset, (ii) income taxed at ordinary rates or (iii) dividends. Additionally, it is possible that, were a payment to be treated as being with respect to the sale of a capital asset, a portion of such payment would constitute imputed interest under Section 483 of the Code (as described above under “Treatment as Open Transaction”).

Due to the legal and factual uncertainty regarding the valuation and tax treatment of the right to receive Milestone Payments pursuant to the CVRs, you are urged to consult your tax advisors concerning the tax consequences resulting from the receipt of the right to receive Milestone Payments pursuant to the CVRs in the Offer or the Merger, as applicable.

Non-United States Holders. For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder or an entity or arrangement treated as a partnership for U.S. federal income tax purposes. Special rules, not discussed herein, may apply to certain Non-U.S. holders, such as certain former citizens or residents of the United States; controlled foreign corporations; passive foreign investment companies; corporations that accumulate earnings to avoid United States federal income tax; investors in pass-through entities that are subject to special treatment under the Code; and Non-U.S. holders that are engaged in the conduct of a United States trade or business.

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on the receipt of the Offer Price or the Merger Consideration, as applicable, for Shares tendered and accepted for payment pursuant to the Offer or converted into the right to receive Merger Consideration in the Merger unless:

•

the gain is “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment that such Non-U.S. Holder maintains in the United States);

•

the Non-U.S. Holder is an individual present in the United States for 183 or more days in the taxable year of the sale (or, if applicable, the date of the Merger) and certain other conditions exist; or

•

Miramar is or has been a “United States real property holding corporation” for U.S. federal income tax purposes during the shorter of (a) the five-year period ending on the date of sale (or, if applicable, the date of the Merger) and (b) the period during which the Non-U.S. Holder held the Shares.

With respect to the first bullet above, unless an applicable income tax treaty provides otherwise, Non-U.S. Holders are subject to U.S. federal income tax on effectively connected income on a net income basis at U.S. federal income tax rates applicable to U.S. persons. “Effectively connected” gains that are recognized by a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes also may be subject, under certain circumstances, to an additional “branch profits tax” at a 30% rate (or at a lower rate if such Non-U.S. Holder is eligible for the benefits of an applicable income tax treaty that provides for a lower rate).

Gain realized by an individual Non-U.S. Holder described in the second bullet-point above will be subject to a flat 30% tax (or at a lower rate if such Non-U.S. Holder is eligible for the benefits of an applicable income tax treaty that provides for a lower rate), which gain may be offset by U.S.-source capital losses, even though the Non-U.S. Holder is not considered a resident of the United States, provided that such Non-U.S. Holder has timely filed United States federal income tax returns with respect to such losses.

Miramar believes that it has not been and is not a United States real property holding corporation and Miramar does not anticipate becoming, a United States real property holding corporation before the date of sale (or, if applicable, the date of the Merger) for U.S. federal income tax purposes. Because the determination of whether Miramar is a United States real property holding corporation depends, however, on the fair market value of Miramar’s United States real property interests and other business assets, there can be no assurance that Miramar is currently not a United States real property holding corporation or will not become one in the future. Even if Miramar were treated as a United States real property holding corporation, such treatment will not cause gain realized by a Non-U.S. Holder on a disposition of Shares to be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly or constructively, no more than 5% of the Shares (by value) at all times within the shorter of (i) the five-year period preceding the date of sale (or, if applicable, the date of the Merger) or (ii) the period during which the Non-U.S. Holder held the Shares and (2) the Shares are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market.

Information Reporting and Backup Withholding

Payments of the Offer Price or the Merger Consideration, as applicable (including the Milestone Payments) made to certain Miramar stockholders in connection with the Offer or the Merger may be subject to information reporting and “backup withholding” for United States federal income tax purposes. See Section 3 — “Procedures for Tendering Shares — Backup Withholding” of this Offer to Purchase.

In order to avoid backup withholding with respect to payments received pursuant to the Offer or the Merger (including the Milestone Payments), a Miramar stockholder must provide an IRS Form W-9 (if the Miramar stockholder is a U.S. Holder) or the appropriate IRS Form W-8 (if the Miramar stockholder is not such a U.S. Holder) in accordance with instructions attached to the Letter of Transmittal sent to Miramar stockholders. A Miramar stockholder may be required to renew periodically any such IRS Form. Miramar stockholders who fail to provide their correct taxpayer identification numbers may be subject to penalties imposed by the IRS and backup withholding for U.S. federal income tax purposes (currently imposed at a rate of 28%) on payments of the Offer Price or Merger Consideration, as applicable. In the event any amount is withheld as a result of backup withholding requirements, the affected Miramar stockholder should consult with such stockholder’s own tax advisor regarding whether and how any refund, credit or other tax benefit might be recognized with respect to the amounts so withheld. Miramar stockholders should consult their tax advisors as to their qualifications for exemption from backup withholding and the procedure for obtaining such an exemption.

Tax information provided to a U.S. Holder and the IRS on Form 1099-B for the year of the disposition of their Shares may reflect only the cash amounts paid to the U.S. Holder pursuant to the Offer or the Merger, as applicable, and not the fair market value of the U.S. Holder’s interest in the Milestone Payments. Accordingly, a U.S. Holder that treats the Merger as a “closed transaction” for U.S. federal income tax purposes may receive a Form 1099-B reporting an amount received that is less than the amount such U.S. Holder will realize in the year of the Merger. In addition, any Form 1099-B a U.S. Holder receives with respect to Milestone Payments may reflect the entire amount of the Milestone Payments paid to the U.S. Holder (except imputed interest) and therefore may not take into account the fact that the U.S. Holder already included the value of the Milestone Payments in such U.S. Holder’s amount realized in the year of the Merger. As a result, U.S. Holders reporting under this method should not rely on the amounts reported to them on Forms 1099-B with respect to the Merger. U.S. Holders are urged to consult their tax advisors regarding how to accurately report their income under this method.

Foreign Account Tax Compliance Act

In certain circumstances, the Foreign Account Tax Compliance Act imposes a withholding tax of 30% on U.S.-source interest and dividend income, and, after December 31, 2018, on the gross proceeds of a disposition of property of a type that can produce U.S.-source interest and dividend income, held by or through certain financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which Shares or CVRs are held will affect the determination of whether such withholding is required. Similarly, interest and dividends payable and, after December 31, 2018, gross proceeds from the disposition of property of a type that can produce U.S.-source interest and dividend income held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which the payor generally will be required to provide to the IRS. Miramar shareholders should consult their tax advisors regarding the possible implications of these rules in their particular situations.

THE FOREGOING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF THE POTENTIAL TAX CONSEQUENCES OF THE OFFER, THE MERGER OR THE OWNERSHIP OF CVRS. HOLDERS OF SHARES AND/OR CVRS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME, ESTATE, GIFT AND OTHER TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES. NOTHING IN THIS DISCUSSION IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

6. Price Range of Shares; Dividends

The Shares are listed and principally traded on the OTC under the symbol “MRLB.” The following table sets forth for the periods indicated the high and low sales prices per Share on the OTC as reported in published financial sources:

	High	Low
2017
First Quarter (beginning January 25, 2017)	$4.00	$2.30
Second Quarter (through June 22, 2017)	$2.25	$0.40

According to Miramar’s publicly available documents, Miramar has never paid a cash dividend on the Shares and is not permitted under the terms of the Merger Agreement to declare or pay a cash dividend prior to the closing of the Offer and the Merger. If we acquire control of Miramar, we currently intend that no dividends will be declared on the Shares prior to the Effective Time.

Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

7. Certain Information Concerning Miramar

The information concerning Miramar contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto.

General. According to Miramar’s Annual Report on Form 10-K for the year ended December 31, 2016, Miramar was originally incorporated as Spacepath, Inc. in Nevada on December 28, 2012. It subsequently changed its name to KTL Bamboo International Corp. on March 18, 2015 and changed its name again to Miramar Labs, Inc. on June 7, 2016. Prior to the 2016 Merger and Split-Off (each described below), Miramar was in the business of distributing water filtration systems produced in China. On June 7, 2016, Miramar converted into a Delaware corporation and its subsidiary merged with and into Miramar Technologies, Inc., a Delaware corporation (“Miramar Technologies”) pursuant to which the stockholders and warrantholders of Miramar Technologies received shares of Miramar’s common stock in exchange for their common stock, preferred stock and warrants, and Miramar Technologies survived as Miramar’s wholly owned subsidiary (the “2016 Merger”). Further, immediately prior to the closing of the 2016 Merger, under the terms of a split-off agreement and a general release agreement (the “Split-Off”), Miramar transferred all of its pre-2016 Merger operating assets and liabilities to its wholly-owned special-purpose subsidiary, Spacepath Enterprise Corp., a Nevada corporation (the “Split-Off Subsidiary”). Thereafter, Miramar transferred all of the outstanding shares of capital stock of the Split-Off Subsidiary to the pre-2016 Merger majority stockholder of Miramar, and the former sole officer and director of Miramar, in consideration of the surrender and cancellation of an aggregate of 3,603,602 shares of Miramar’s common stock. As a result of the 2016 Merger and the Split-Off, Miramar discontinued its pre-2016 Merger business, acquired the business of Miramar Technologies and continued the existing business operations of Miramar Technologies as a publicly-traded company under the name Miramar Labs, Inc. The principal executive office of Miramar is located at 2790 Walsh Avenue, Santa Clara, California 95051. Its telephone number is (408) 579-8700.

Miramar is a medical technology company focused on developing and commercializing products utilizing proprietary microwave technology platform. Its first commercial product, the miraDry® System, is designed to ablate axillary, or underarm, sweat glands through the precise and non-invasive delivery of energy to the region where sweat glands reside. The miraDry® System noticeably and measurably reduces the sweat in the underarm for patients with sweat ranging from excessive to average.

Additional Information

Miramar is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be read and copied at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. Such reports, proxy statements and other information are also available free of charge at the website maintained by the SEC on the Internet at http://www.sec.gov.

8. Certain Information Concerning Purchaser and Parent

Purchaser. We are a Delaware corporation and an indirect wholly owned subsidiary of Parent and were formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. To date, we have not carried on any activities other than those related to our formation, the Merger Agreement, the Offer and the Merger. We have minimal assets and liabilities other than the contractual rights and obligations as set forth in the Merger Agreement. As soon as practicable following the Effective Time and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we will merge with and into Miramar, with Miramar continuing as the Surviving Corporation. Our principal executive offices are located at 420 South Fairview Avenue, Suite 200, Santa Barbara, CA 93117. The telephone number at such office is (805) 562-3500.

Parent. Parent is a public company organized under the laws of Delaware. Parent is a medical aesthetics company committed to making a difference in patients’ lives by enhancing their body image, growing their self-esteem and restoring their confidence. Parent was founded to provide greater choices to board-certified plastic surgeons and patients in need of medical aesthetics products. It has developed a broad portfolio of products with technologically differentiated characteristics, supported by independent laboratory testing and strong clinical trial outcomes. Parent sells breast implants and breast tissue expanders exclusively to board-certified and board-admissible plastic surgeons and tailors its customer service offerings to their specific needs. Parent also expanded its product portfolio through two acquisitions. First it began selling bioCorneum®, an advanced silicone scar treatment directly to physicians after it acquired bioCorneum® from Enaltus LLC in March 2016. Additionally, Parent began selling the AlloX2®, and Dermaspan™ lines of breast tissue expanders, as well as the Softspan™ line of general tissue expanders, after it acquired these product lines from Specialty Surgical Products, Inc. in November 2016. The principal executive offices of Parent are located at 420 South Fairview Avenue, Suite 200, Santa Barbara 93117. The telephone number at such office is (805) 562-3500.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Parent and Purchaser and certain other information are set forth on Schedule I to this Offer to Purchase.

Except as set forth in the next paragraph or elsewhere in this Offer to Purchase: (a) none of Purchaser, Parent and, to Purchaser’s and Parent’s knowledge, the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Parent, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Miramar; (b) none of Parent, Purchaser and, to Parent’s and Purchaser’s knowledge, the persons or entities referred to in clause (a) above has effected any transaction in the Shares or any other equity securities of Miramar during the past 60 days; (c) none of Parent, Purchaser and, to Parent’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement or understanding with any other person with respect to any securities of Miramar (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (d) during the two years before the date of this Offer to Purchase, there have been no transactions between Parent, Purchaser, their subsidiaries or, to Parent’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Miramar or any of its executive officers, directors, controlling stockholders or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (e) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent, Purchaser, their subsidiaries or, to Parent’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Miramar or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (f) none of Parent, Purchaser and, to Parent’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (g) none of Parent, Purchaser and, to Parent’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Patrick Williams, Chief Financial Officer of Parent, is a member of the Miramar Board. Mr. Williams recused himself from any discussions with respect to the Merger Agreement and the Transactions in his role as Chief Financial Officer of Parent and as a member of the Miramar Board. In addition, Mr. Williams entered into a waiver agreement in connection Miramar’s entry into the Merger Agreement pursuant to which he waived any rights to compensation under (i) his offer letter dated August 2, 2016, as amended and supplemented by that certain offer letter dated January 24, 2017, with Miramar and (ii) that certain stock option agreement dated August 25, 2016 with Miramar.

Additional Information

Pursuant to Rule 14d-3 under the Exchange Act, we and Parent have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO and such documents are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document filed by us and/or Parent with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Parent maintains a website at http://sientra.com. These website addresses are not intended to function as hyperlinks, and the information contained on Parent’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

9. Source and Amount of Funds

The Offer is not subject to any financing condition. Purchaser and Parent have cash and borrowing capacity under existing credit facilities sufficient to consummate the Transactions, including to pay for all Shares validly tendered and not withdrawn in the Offer and make the Milestone Payments pursuant to the CVR Agreement. We estimate that the total amount of funds we will need to purchase all of the Shares in the Offer and to complete the other Transactions, including the payment of fees and expenses in connection with the Offer, will be approximately $36.5 million. We expect Parent to provide us with sufficient funds to purchase all Shares validly tendered in the Offer and any related fees and expenses. Parent expects to finance such cash requirements from available cash on hand and borrowings under its existing Loan Agreement or, once executed, its contemplated new credit facility.

Under the terms of the Loan Agreement, SVB made available to Parent a revolving line of credit of up to $15.0 million (the “Revolving Line”), and a $5.0 million term loan (the “Term Loan”). As of June 26, 2017, Parent had borrowed $5 million under the Revolving Line and had borrowed no amounts under the Term Loan. Any indebtedness outstanding under the Term Loan and the Revolving Line bear interest at a floating per annum rate equal to 1% above the prime rate as reported in The Wall Street Journal. The Term Loan has a scheduled maturity date of March 1, 2020. Parent must make monthly payments of accrued interest under the Term Loan from the funding date of the Term Loan (the “Funding Date”), until April 1, 2018, followed by monthly installments of principal and interest through the Term Loan maturity date. The interest-only period may be extended until April 1, 2019 under certain conditions. Parent may prepay all, but not less than all, of the Term Loan prior to its maturity date provided Parent pays SVB a prepayment charge based on a percentage of the then-outstanding principal balance which shall be equal to 2% if the prepayment occurs prior to the second anniversary of the Funding Date, and 1% if the prepayment occurs thereafter. Upon making the final payment of the Term Loan, whether upon prepayment, acceleration or at maturity, Parent is required to pay a 12.5% fee on the original principal amount of the Term Loan.

The amount of loans available to be drawn under the Revolving Line is based on a borrowing base equal to 80% of Parent’s eligible accounts; provided that if Parent maintains an adjusted quick ratio (as defined in the Loan Agreement) of 1.5:1.0 for three continuous consecutive months, Parent may draw the full Revolving Line. Parent may make (subject to the applicable borrowing base at the time) and repay borrowings from time to time under the Revolving Line until the maturity of the facility on March 13, 2022.

10. Background of the Offer; Contacts with Miramar

Members of Parent’s management team and Parent’s board of directors (the “Board”) have reviewed and discussed business, operational and strategic plans to expand its business in the medical aesthetics industry.

Parent was first contacted about a potential transaction involving Miramar on January 20, 2017, when representatives of Canaccord Genuity, Miramar’s financial advisor (“Canaccord Genuity”), contacted Charles Huiner, Chief Operating Officer of Parent, to inquire about Parent’s potential interest in a strategic transaction with Miramar.

On January 23, 2017, Mr. Huiner informed representatives of Canaccord Genuity that, while the opportunity did strategically fit Parent’s aesthetics intent, the timing was not right for a transaction between Parent and Miramar because Parent had other priorities.

On February 6, 2017, Canaccord Genuity again reached out to representatives of Parent management to inquire about interest in a potential transaction with Miramar. Following this conversation, representatives of Canaccord Genuity sent Miramar’s form of confidentiality agreement to Parent.

On February 12, 2017, following negotiations with Miramar, Parent entered into the confidentiality agreement with Miramar.

On February 15, 2017, Canaccord Genuity sent Miramar’s management presentation to Parent and indicated that Canaccord Genuity would be available to answer any questions once Parent reviewed the materials. Parent did not respond to this inquiry.

On March 15, 2017, representatives of Canaccord Genuity contacted Mr. Huiner to inquire about interest in a potential transaction with Miramar. During the conversation, Mr. Huiner stated that Parent continued to be focused on other near-term priorities that would make a transaction with Miramar challenging. Mr. Huiner also stated that he would advise Canaccord Genuity if Parent’s circumstances changed.

On April 18, 2017, Canaccord Genuity again contacted Mr. Huiner to provide an update on Miramar’s sale process and provided general guidance regarding expected valuation based on bids received to date during such process. Mr. Huiner indicated that Parent may be interested in exploring a potential transaction, and thereafter Canaccord Genuity provided Parent with updated access to the electronic data room of Miramar as well as a bid process letter. From April 18, 2017 to June 11, 2017, Parent and its advisors conducted a due diligence review of Miramar.

Following the April 18, 2017 conversation between Canaccord Genuity and Parent, and based on Parent’s growing interest in exploring a transaction to acquire Miramar, Mr. Huiner contacted Adam Kohn, Managing Director, Stifel, to provide background on the Miramar acquisition opportunity and to solicit interest in Stifel potentially representing Parent in the process. From this point forward and throughout the process until Parent’s entry into the Merger Agreement on June 11, 2017, Stifel advised Parent on proposals, valuations and other matters in connection with its consideration of a potential transaction with Miramar. On May 18, 2017, by virtue of an executed letter of engagement, the Board formally engaged Stifel to act as Parent’s financial advisor in connection with considering a potential transaction with Miramar. The Board selected Stifel due to Stifel’s qualifications, expertise, reputation and knowledge of the industry.

In late April 2017, representatives of Parent management and Cooley LLP, Parent’s outside legal counsel (“Cooley”), determined that because of Patrick Williams’ roles as Chief Financial Officer of Parent and Chairman of the board of directors of Miramar, an ethical wall would be placed around Mr. Williams with respect to any conversations between Miramar and Parent concerning a potential transaction. In addition, Mr. Williams would recuse himself from any further involvement with the potential transaction on behalf of Parent or the Company.

On April 20, 2017, Mr. Huiner sent a non-binding letter of intent to Miramar proposing an acquisition of Miramar for $30 million, with $18 million upfront, including the assumption or payment of Miramar’s debt of approximately $10 million, and two earn-out payments of $6 million each, to be paid either in cash or shares of Parent’s common stock at Parent’s election. The non-binding letter of intent requested that Miramar enter into an exclusivity agreement.

On April 21, 2017, a representative of Canaccord Genuity communicated to Parent that Miramar would be interested in negotiating a transaction if the upfront consideration was increased to $20 million and the earn-outs were increased as well. The representative of Canaccord Genuity did not provide specificity with respect to the increase in the earn-outs.

Later on April 21, 2017, representatives of Stifel sent an updated non-binding letter of intent to representatives of Canaccord Genuity increasing the upfront consideration to $20 million and increasing the initial earn-out payment to $7 million, with the second earn-out payment remaining at $6 million.

On April 22, 2017, a representative of Canaccord Genuity communicated to Parent that Miramar would be willing to grant exclusivity if Parent would increase its overall proposal to $34 million in the aggregate, consisting of $20 million upfront and two earn-out payments of $7 million. Mr. Huiner indicated that Parent would be likely to accept this proposal, but that it would need to be confirmed by the Board.

Later on April 22, 2017, the Board held a telephonic meeting, with representatives of Parent management, Stifel and Cooley in attendance. Representatives of Parent management and Stifel discussed with the members of the Board the process to date with respect to Parent’s exploration of a potential transaction with Miramar, including the challenges inherent in the distribution of proceeds to Miramar stockholders in light of Miramar’s outstanding debt obligations and Parent’s desired structuring of the upfront and earn-out payments. The Board authorized representatives of Parent management to proceed with an offer of $34 million consistent with the request communicated by representatives of Canaccord Genuity and to continue negotiations with Miramar.

On April 24, 2017, representatives of Stifel sent an updated non-binding letter of intent to representatives of Canaccord Genuity to acquire Miramar for $34 million, with $20 million upfront, including the assumption or payment of Miramar’s debt of approximately $10 million, and two earn-out payments of $7 million each, to be paid in cash or in the form of shares of Parent’s common stock at Parent’s election. The updated non-binding letter of intent reiterated Parent’s request that Miramar enter into an exclusivity agreement.

Later on April 24, 2017, Miramar accepted the updated proposal and countersigned the non-binding letter of intent, which provided for a period of exclusivity until the earlier of May 24, 2017 or the execution of definitive agreements between Parent and Miramar.

On April 27, 2017, representatives of Stifel participated in a call with representatives of Canaccord Genuity to discuss structural issues related to the proposed transaction, particularly with respect the upfront consideration of $20 million and the fact that Miramar had debt and other obligations of over $20 million, which would imply no value being ascribed to Miramar common stockholders from the upfront consideration.

In early May 2017, representatives of Parent management discussed with representatives of Stifel and Cooley concerns over the possibility of litigation in connection with an acquisition of Miramar. Such discussions included potential structures to address these concerns, including communicating a request to Miramar for indemnification.

On May 17, 2017, Cooley, on behalf of Parent, delivered an initial draft of the Merger Agreement to Wilson Sonsini Goodrich & Rosati, P.C., outside counsel to Miramar (“WSGR”).

On May 24, 2017, Cooley, on behalf of Parent, delivered to WSGR, on behalf of Miramar, initial drafts of the CVR Agreement and the Tender and Support Agreement and indicated that Parent expected to receive such agreements from Miramar’s directors and their affiliates pursuant to which each such signatory would be obligated to tender its shares in the Offer. During the period from May 24, 2017 through June 11, 2017, Cooley, on behalf of Parent, and WSGR, on behalf of Miramar, engaged in negotiations concerning the terms of the

Merger Agreement as well as the related ancillary documents, including the CVR Agreement, the Tender and Support Agreement, the amendment to Miramar’s outstanding bridge notes, and the amendment to Miramar’s assignment and license agreement between Miramar and The Foundry, LLC. During the course of these negotiations, Parent and Miramar agreed that the earn-out payments would be payable solely in cash, and not in shares of Parent common stock.

Also on May 24, 2017, the Miramar board of directors agreed to Parent’s request for a two week extension of exclusivity.

On May 26, 2017, the Board held a telephonic meeting, with representatives of Parent management, Stifel and Cooley in attendance, to consider and discuss the terms of the proposed acquisition of Miramar by Parent. Representatives of Parent management and Stifel provided the members of the Board with an update on the status of negotiations with Miramar and the results of Parent’s due diligence review. Representatives of Parent management and Stifel discussed with the members of the Board the financial and strategic rationale and valuation for the proposed acquisition. The representatives of Cooley discussed legal considerations with respect to the proposed transaction. The members of the Board then engaged in deliberations and, after considering these deliberations, directed representatives of Parent management to move forward with the acquisition of Miramar by Parent, subject to final review and approval by the Board of the Merger Agreement.

On June 2, 2017, representatives of Parent management, Stifel and Cooley provided the members of the Board with an update on the proposed acquisition of Miramar. Representatives of Parent management, Cooley and Stifel discussed the status of the Merger Agreement and the related ancillary agreements. The members of the Board then discussed the proposed acquisition and again directed representatives of Parent management to continue to move forward.

On June 4, 2017, the Board approved by unanimous written consent the acquisition of Miramar as contemplated by the Merger Agreement, including the Offer and the Merger, and authorized Parent to enter into the Merger Agreement.

On June 6, 2017, representatives of Parent management and Miramar management met to discuss the transaction, Parent’s due diligence results and the status of the Merger Agreement and related agreements. Given the progress that had been made, the Miramar board of directors agreed on June 7, 2017 to Parent’s request for an additional two-day extension of exclusivity to June 9, 2017.

On June 9, 2017, Parent and Miramar agreed to an additional extension of exclusivity to June 12, 2017.

On June 11, 2017, holders of 73% of Miramar’s common stock entered into Tender and Support Agreements and Parent, Purchaser and Miramar executed the Merger Agreement.

On June 12, 2017, prior to the opening of trading on NASDAQ, Parent and Miramar issued a joint press release announcing the execution of the Merger Agreement.

On June 16, 2017, an additional stockholder affiliated with a member of the Miramar board of directors entered into a Tender and Support Agreement, resulting in holders of approximately 85% of Miramar’s common stock having executed and delivered such agreements.

On June 25, 2017, the parties amended the Merger Agreement (the “Amendment”) in order to permit the Merger to be effected as a “short-form” merger pursuant to applicable provisions of the DGCL. In addition, Miramar granted to Purchaser an irrevocable right (the “Top-Up”), which Purchaser will be deemed to have exercised immediately following the consummation of the Offer, if necessary, to purchase from Miramar a number of additional Shares at a price per Share equal to the Offer Price (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the Shares already owned by Purchaser (and, if applicable, Parent) following the consummation of the Offer, constituting one Share more than 90% of the Shares, but not less than one share more than 90% of the Shares then outstanding (after giving effect to the Top-Up).

11. The Transaction Documents

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO and any other filings that we make with the SEC with respect to the Offer or the Merger may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Purchaser and Parent.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms not otherwise defined in this Section 11 will have the meanings ascribed to them in the Merger Agreement.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement is included to provide you with information regarding its terms. Factual disclosures about Parent, us and Miramar or any of our or their respective affiliates contained in this Offer to Purchase or in our or their respective public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about Parent, us and Miramar or any of our or their respective affiliates contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Parent, us and Miramar were qualified and subject to important limitations agreed to by Parent, us and Miramar in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in schedules that were provided by each party to the other but are not publicly filed as part of the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase.

The Offer

The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable, but in any event within ten (10) business days after the date of the Merger Agreement. The Merger Agreement provides that, subject to the Minimum Condition and the satisfaction or waiver by Purchaser of the other conditions to the Offer that are described in Section 15 — “Conditions of the Offer”, each Miramar’s stockholder who validly tenders Shares that are not validly withdrawn prior to the Expiration Time, will receive $0.3149 per Share, net to the holder thereof, in cash, without interest thereon (less any required withholding) plus one CVR, which represents the right to receive a cash payment of $0.0147 per CVR, in cash, without interest thereon (less any required withholding), if cumulative net sales of the miraDry® System after the Closing system exceed $50,000,000, and another cash payment of $0.6911 per CVR, in cash, without interest thereon (less any required withholding), if cumulative net sales of the miraDry® System after the Closing exceed $80,000,000, in each case as described in and under the conditions set forth in the CVR Agreement, with a maximum payment of up to $0.7058 per CVR, net to the holder in cash, without interest thereon (less any required withholding).

The initial Expiration Time will be 8:00 a.m. Eastern time on July 25, 2017. Purchaser expressly reserves the right to waive any of the conditions to the Offer, and to increase the Offer Price or to make any change in the terms of or conditions to the Offer not inconsistent with the terms of the Merger Agreement; provided that, without the prior written consent of Miramar, Purchaser may not: (i) decrease the Cash Portion or amend the terms of the CVR Agreement, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions, (v) amend or modify any of the Offer Conditions in a manner that adversely affects any holder of Shares in its capacity as such or (vi) change or waive the Minimum Condition.

Extensions of the Offer

The Merger Agreement provides that unless the Offer is extended it will expire at 8 a.m. Eastern time on July 25, 2017. In the event that the Offer is extended pursuant to and in accordance with the Merger Agreement, then the Offer will expire on the date and at the time to which the Offer has been so extended. Notwithstanding the foregoing or anything to the contrary set forth in the Merger Agreement:

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Purchaser will extend the Offer for any period required by any law or order, or any rule, regulation, interpretation or position of the SEC or its staff or the OTC, in any such case that is applicable to the Offer; and

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in the event that the Minimum Condition or any of the other conditions to the Offer, as described Section 15 — “Conditions of the Offer” are not satisfied or waived (if permitted hereunder) as of any then scheduled expiration of the Offer, Purchaser will extend the Offer for successive extension periods of ten (10) business days each in order to permit the satisfaction of all of the conditions to the Offer.

In the event the Merger Agreement is terminated in accordance with its terms, Purchaser will (and Parent will cause Purchaser to) irrevocably and unconditionally terminate the Offer promptly (but in no event later than two (2) business day) after such termination of the Merger Agreement. If the Offer is terminated or withdrawn by Purchaser, Purchaser shall promptly return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

The Merger

The Merger Agreement provides that upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Section 253 of the DGCL, at the Effective Time, Miramar and Parent shall consummate the Merger, whereby Purchaser shall be merged with and into Miramar. As a result of the Merger, the separate corporate existence of Purchaser will cease, and Miramar will continue its corporate existence under the DGCL as the Surviving Corporation.

Directors and Officers

The Merger Agreement provides that the directors and officers of the Surviving Corporation will from and after the Effective Time be the individuals who are directors and officers of Purchaser immediately prior to the Effective Time.

Certificate of Incorporation; Bylaws

The Merger Agreement provides that the Certificate of Incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the certificate of incorporation set forth on Exhibit B to the Merger Agreement, and the Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Purchaser as in effect immediately prior to the Effective Time.

Merger Consideration

As a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time, but excluding: (i) any Shares then held by Miramar (or held in Miramar’s treasury), (ii) any Shares then held by Parent, Purchaser or any other wholly owned subsidiary of Parent, (iii) any Shares held by any wholly owned subsidiary of Miramar, and (iv) any Shares that are issued and outstanding immediately prior to the Effective Time and held by Miramar stockholders who are entitled to demand and who will have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance in all respects with

Section 262 of the DGCL, will be automatically converted into the right to receive the Offer Price (the “Merger Consideration”), net to the holder thereof, without interest thereon (less any required withholding), upon the surrender of the certificate representing such Share or the book-entry Share.

Stock Options and Warrants

Each Miramar Option that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable immediately prior to the Effective Time. Effective as of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Miramar Option that is then outstanding and unexercised will be canceled and terminated as of the Effective Time, and each holder of each such Miramar Option with an exercise price per Share that is less than the Cash Portion will be paid an amount in cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such Miramar Option immediately prior to the Effective Time, by (y) the amount by which the Cash Portion exceeds the per share exercise price of such Miramar Option, less any applicable withholding (the “Closing Option Payment”), and also the right to receive the CVR Portion for each Share subject to such Miramar Option (without regard to vesting), which amount shall be paid in accordance with the CVR Agreement. Each Miramar Option that has an exercise price per Share that is equal to or greater than the Cash Portion will be canceled at the Effective Time and terminated without any cash payment or other consideration being made to such optionholder.

Prior to the Effective Time, Miramar will deliver notice of the Transactions to the holders of Miramar Warrants in accordance with the terms of the relevant agreement between Miramar and the holder of such Miramar Warrant.

Retention Plan

As of the Effective Time, each Participant (as defined in Retention Plan) shall have the right to receive (i) the portion of his or her Bonus Amount under the Retention Plan (as such term is defined in the Retention Plan) due and payable at the Closing, plus (ii) the right to receive a CVR Portion, which amount shall be paid in accordance with the Retention Plan and the Merger Agreement.

Loan Payoff

Prior to the Closing, Miramar shall satisfy all notification and consent requirements, as applicable, under the terms of the Loan and Security Agreement, dated August 7, 2015, by and among Miramar, Oxford Finance LLC, and Silicon Valley Bank (the “SVB Loan Agreement”). No less than five business days prior to the Closing Date, Miramar shall obtain a payoff letter (the “Payoff Letter”) for the SVB Loan Agreement, which Payoff Letter shall (a) provide the dollar amount of all indebtedness required to be paid under the SVB Loan Agreement in order to fully and finally pay off such Indebtedness as of the Closing (the “Payoff Amount”) and (b) indicate that Miramar and its subsidiaries (the “Acquired Corporations”) shall be discharged from any and all obligations pursuant to such indebtedness (and any documentation in connection therewith shall terminate) and that all encumbrances securing the indebtedness shall be released from and after the Closing Date automatically upon payment of the Payoff Amount. Parent and/or Purchaser shall pay the Payoff Amount in full on the Closing Date on behalf of Miramar.

Representations and Warranties

In the Merger Agreement, Miramar has made customary representations and warranties to Parent and Purchaser, including representations relating to:

•	organization and subsidiaries;

•	Miramar’s certificate of incorporation and bylaws;

•	capitalization;

•	Miramar’s SEC filings and financial statements;

•	absence of material adverse changes;

•	title to assets;

•	real property;

•	intellectual property;

•	material contracts;

•	no undisclosed liabilities;

•	compliance with legal requirements;

•	regulatory matters;

•	certain business practices;

•	government authorizations;

•	tax matters;

•	employee matters and benefit plans;

•	environmental matters;

•	insurance;

•	legal proceedings and orders;

•	authority, corporate power and enforceability;

•	inapplicability of anti-takeover statutes;

•	merger approval;

•	non-contravention and consents;

•	opinion of Miramar’s financial advisors; and

•	financial advisors.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Miramar, including representations relating to:

•	organization;

•	Purchaser’s formation

•	authority, corporate power and enforceability;

•	non-contravention and consents;

•	disclosure;

•	litigation;

•	funds;

•	interested stockholder matters;

•	absence of other Miramar representations or warranties; and

•	brokers and other advisors.

The representations and warranties of Parent, Purchaser and Miramar in the Merger Agreement will not survive the Merger.

Certain representations and warranties of Miramar are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement and this Offer to Purchase, any event, occurrence, circumstance or development shall be deemed to have a “Material Adverse Effect” on the Acquired Corporations if such event, occurrence, circumstance or development (whether or not any such matter, considered together with all other matters, would constitute a breach of the representations, warranties, covenants or agreements of Miramar set forth in the Merger Agreement) has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, financial condition or results of operations of the Acquired Corporations taken as a whole; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect on the Acquired Corporations:

(i) any change in the market price or trading volume of Miramar’s stock;

(ii) any event, occurrence, circumstance or development directly resulting from the announcement or pendency of the Transactions (other than for purposes of any representation or warranty contained in Article III of the Merger Agreement that expressly addresses the consequences resulting from the execution, and delivery of the Merger Agreement, the announcement or pendency of the Transactions, but subject to disclosures in the applicable sections of the Company Disclosure Schedule);

(iii) any event, occurrence, circumstance or development in the industries in which the Acquired Corporations operate or in the economy generally or other general business, financial or market conditions, except to the extent that the Acquired Corporations are adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable;

(iv) any event, occurrence, circumstance or development arising from or otherwise relating to fluctuations in the value of any currency, except to the extent that such event, circumstance, change or effect disproportionately affects the Acquired Corporations relative to other participants in the industries in which the Acquired Corporations operate or the economy generally, as applicable;

(v) any event, occurrence, circumstance or development arising from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event, except to the extent that such event, occurrence, circumstance or development disproportionately affects the Acquired Corporations relative to other participants in the industries in which the Acquired Corporations operate or the economy generally, as applicable;

(vi) the failure of Miramar to meet internal or analysts’ expectations or projections or the results of operations of Miramar;

(vii) any adverse effect arising directly from or otherwise directly relating to any action specifically required or permitted to be taken by Miramar under the terms of the Merger Agreement or

(viii) any event, occurrence, circumstance or development arising from or otherwise relating to any change in, after the date hereof, any Legal Requirement or GAAP (or interpretations of any Legal Requirement or GAAP), except to the extent that such event, occurrence, circumstance or development disproportionately affects the Acquired Corporations relative to other participants in the industries in which the Acquired Corporations operate or the economy generally, as applicable; it being understood that the exceptions in clauses “(i)”, and “(vi)” shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clauses “(ii)” through “(vi)” or “(vii)” through “(viii)” hereof) is or would be reasonably have, individually or in the aggregate with any other event, occurrence, circumstance or development, a Material Adverse Effect.

Operating Covenants

The Merger Agreement provides that, except as required or permitted by the Merger Agreement, as required by applicable law, or with the prior written consent of Parent (which consent will not be unreasonably conditioned, withheld or delayed), or as set forth in Part 5.2 of the Company Disclosure Schedule, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement pursuant to its terms, Miramar will use its commercially reasonable efforts to ensure that each Acquired Corporation conducts in all material respects its business and operations in its ordinary course of business consistent with past practices and (ii) Miramar shall promptly notify Parent of (A) any knowledge of any notice from any Person alleging that the Consent of such Person is or may be required in connection with any of the Transactions, and (B) any Legal Proceeding commenced, or, to its knowledge threatened, relating to or involving any Acquired Corporation that relates to the consummation of the Transactions. Additionally, Miramar shall, and shall cause each of its subsidiaries to, use commercially reasonable efforts to preserve intact the material components of its current business organization, including keeping available the services of current officers and key employees and maintaining their respective relations and good will with all material suppliers, governmental bodies and other material business relations.

In addition, during the same period, except as required or permitted by the Merger Agreement, as required by applicable law, or otherwise with the prior written consent of Parent, Miramar will not, and will not permit any of its subsidiaries to, take certain actions, including the following:

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establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any Miramar securities, or repurchase, redeem or otherwise reacquire any Miramar securities, or any rights, warrants or options to acquire any such securities;

•	split, combine, subdivide or reclassify any shares of Miramar’s capital stock (including the Shares) or other equity interests;

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sell, issue, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, delivery, pledge, transfer, encumbrance or grant of (A) any capital stock, equity interest or other security, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security, or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security (except that Miramar may issue Shares as required to be issued upon the exercise or vesting of options or warrants outstanding as of the date of the Merger Agreement);

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except as contemplated by Section 6.3 of the Merger Agreement, (A) establish, adopt, terminate or amend any employee plan (except to the extent required by applicable law), (B) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the employee plans (except as required by the Merger Agreement), (C) grant any increase in compensation, bonuses or other benefits other than in the ordinary course of business consistent with past practice or (D) pay any severance, retention or retirement benefits to any current or former employees, other than vested benefits (including benefits that become vested as a result of the Transactions) required by the terms of an employee plan or (E) grant any equity or equity-based compensation to any employees;

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make any contributions (excluding contributions which are employee deferrals of eligible earnings under Miramar’s 401(k) plan) to Miramar’s 401(k) plan other than as required under the terms of such plan as in effect on the date of the Merger Agreement, or make any contribution to Miramar’s 401(k) plan in Shares;

•	hire, promote or terminate any employee other than in the ordinary course of business consistent with past practice;

•	amend or permit the adoption of any amendment to Miramar’s certificate of incorporation or bylaws or other charter or organizational documents;

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form any subsidiary, acquire (by merger, consolidation or acquisition of stock or otherwise) any businesses of any other Person or any equity interest in any other Entity or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

•	make or authorize any capital expenditure (except that Miramar may make any capital expenditure that does not exceed $50,000 individually and $100,000 in the aggregate during any fiscal quarter);

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acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term), transfer, assign, guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any material Encumbrance (other than Permitted Encumbrances) any material right or other material asset or property of any of the Acquired Corporations, including without limitation any Company IP owned by any Acquired Corporation, except certain instances;

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lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any Indebtedness (except for advances to employees and consultants for travel and other business related expenses in the ordinary course of business consistent with past business practice and in compliance with Miramar’s policies related thereto);

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excluding any renewal of a material contract on terms no less favorable in all material respects in the aggregate to the Acquired Corporations, or with respect to a revenue generating contract with a customer in the ordinary course of business, amend or modify in any material respect, waive any rights under, terminate, replace or release, settle or compromise any material claim, liability or obligation under any material contract or enter into any contract which if entered into prior to the date hereof would have been a material contract;

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other than in the ordinary course of business, (A) make any change to any accounting method or accounting period used for Tax purposes (or request such a change); (B) make or change any material tax election; (C) file any income or other material tax return other than on a basis consistent with past practice; (D) file an amended tax return; (E) enter into a closing agreement with any governmental body regarding any tax; (F) settle, compromise or consent to any material tax claim or assessment or surrender a right to a material tax refund; or (G) waive or extend the statute of limitations with respect to any income or material tax other than pursuant to extensions of time to file a tax return obtained in the ordinary course of business;

•	commence any legal proceeding, except in certain instances;

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settle, release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim), other than any legal proceeding relating to a breach of the Merger Agreement or any other agreements contemplated hereby or pursuant to a settlement that does not relate to any of the Transactions;

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correspond, communicate or consult with (in each case, at any planned meetings or telephonic discussions involving substantive matters, or through written correspondence) the FDA or similar governmental body or any governmental body having jurisdiction over any of Miramar’s pending clinical trials, except in the ordinary course of business, without, to the extent reasonable practicable, providing Parent with prior written reasonable advance notice and the opportunity to consult with Miramar with respect to such correspondence, communication or consultation

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publicly disclose any clinical data relating to or resulting from Miramar’s pending clinical trials or any analysis or work product created by or on behalf of Miramar based in whole or in part on such clinical data;

•	enter into any collective bargaining agreement or other agreement with any labor organization;

•	adopt or implement any stockholder rights plan or similar arrangement;

•	enter into any new line of business;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Acquired Corporations; or

•	authorize any of, or agree or commit to take, any of the foregoing actions.

No Solicitation; Other Offers

From the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time or the termination of the Merger Agreement, Miramar and its subsidiaries will not, nor will they authorize or permit any of their Representatives to:

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solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information or granting a waiver under Section 203 of the DGCL) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal,

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engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of soliciting, encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal,

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enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement providing for an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or

•	resolve, publicly propose or agree to do any of the foregoing.

“Acquisition Proposal” means any proposal, offer, inquiry or other indication of interest (whether or not in writing) from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 23(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (a) acquisition, transfer, lease or license of assets of Miramar and its Subsidiaries equal to 20% or more of Miramar’s consolidated assets or to which 20% or more of Miramar’s consolidated revenues or earnings are attributable, (b) issuance or acquisition of 20% or more of the outstanding Company Common Stock, (c) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock (or, with respect to any Person who beneficially owns Company Outstanding Stock as of the date of the Merger Agreement, 20% or more than the percentage of Company Common Stock already owned thereby as of the date of the Merger Agreement) or (d) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Miramar or any of its Subsidiaries that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock or controlling 20% or more of the consolidated assets, revenues or earnings of Miramar, in each case, other than the Transactions (or, with respect to any Person who beneficially owns Company Outstanding Stock as of the date of the Merger Agreement, 20% or more than the percentage of such Company Common Stock, assets revenues or earning already owned or controlled thereby as of the date of the Merger Agreement).

If at any time prior to the Offer Acceptance Time any Acquired Corporation or any of its representatives receives an unsolicited bona fide written Acquisition Proposal from any person or group of persons, which Acquisition Proposal was made or renewed on or after the date of the Merger Agreement and did not result from any breach of Section 5.3 of the Merger Agreement, if the Miramar Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer, then Miramar and its representatives may (x) furnish, pursuant to (but only pursuant to) an acceptable confidentiality agreement, information (including non-public information) with respect to the Acquired Corporations to the Person or group of Persons who has made such

Acquisition Proposal; provided that Miramar shall concurrently provide to Parent any non-public information concerning Miramar or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its representatives and (y) engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Acquisition Proposal if (and only if) and only to the extent that before taking any of the actions described in the foregoing clauses (x) and (y) the Miramar Board determines in good faith, after consulting with its outside legal counsel, that failure to take such an action would likely constitute a breach of the fiduciary duties of the Miramar Board to Miramar’s stockholders under applicable law.

Pursuant to the Merger Agreement, “Superior Offer” means an unsolicited bona fide written Acquisition Proposal that the Miramar Board determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, if consummated, would result in a transaction more favorable to Miramar’s stockholders (solely in their capacity as such) than the transactions contemplated by the Merger Agreement (including any changes to the Merger Agreement offered by Parent in response to such an Acquisition Proposal) taking into account at the time of determination all relevant circumstances, including the Person making the proposal and other aspects of the Acquisition Proposal that the Miramar Board deems relevant, including the various legal, financial and regulatory aspects of the proposal and whether it is reasonably likely to be consummated in accordance with its terms (including certainty of financing, if applicable, and likelihood of consummation); provided that for purposes of the definition of “Superior Offer”, the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “80%.”

Reasonable Best Efforts

Under the terms of the Merger Agreement, each of Parent, Purchaser and Miramar will use its reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. Including making all filings (if any) and giving all notices (if any) required to be made and given by such party in connection with the Offer and the Merger and the other Transactions; (ii) use reasonable best efforts to obtain each consent (if any) required to be obtained pursuant to any applicable law or material contract by such party in connection with the Transactions; and (iii) use reasonable best efforts to lift any restraint, injunction or other legal bar to the Offer or the Merger brought by any third Person against such party. Miramar shall promptly deliver to Parent a copy of each such filing made, each such notice given and each such Consent obtained by Miramar during the pre-closing period.

Indemnification

The Merger Agreement provides that rights to indemnification by Miramar existing in favor of those persons who are directors and officers of Miramar as of the Merger Agreement (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the certificate of incorporation and bylaws of Miramar as of the date of the Merger Agreement and as provided in the indemnification agreements between Miramar and said Indemnified Persons, shall survive the Merger and shall be observed by the Surviving Corporation and its subsidiaries to the fullest extent available under Delaware law for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period shall continue to be subject to Section 6.6(a) of the Merger Agreement and the indemnification rights provided under Section 6.6(a) of the Merger Agreement until disposition of such claim.

From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall maintain in effect, the existing policy of directors’ and officers’ liability insurance maintained by Miramar as of the date of the Merger Agreement for the benefit of the Indemnified Persons who are currently covered by such existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of Miramar (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy (or at or prior to the Effective Time, Parent or Miramar may purchase a six-year “tail” policy for the existing policy effective as of the Effective Time and, if such “tail policy” has been obtained, it shall be deemed to satisfy all obligations to obtain and/or maintain insurance pursuant to Section 6.6(b)of the Merger Agreement); provided, however, that in no event shall the Acquired Corporations expend, or shall the Surviving Corporation be required to expend, an aggregate amount in excess of 300% of the annual premium currently payable by Miramar with respect to such current policy, it being understood that if the total premiums payable for such insurance coverage exceeds such amount, Miramar or the Surviving Corporation, as applicable, shall obtain a policy with the greatest coverage available for a cost equal to such amount.

Retention Plan

The Merger Agreement provides that prior to the Closing, the Miramar Board shall be permitted to take all actions contemplated by Section 3 of the Retention Plan, provided that the determination of the amount of “Net Proceeds”, as defined in the Retention Plan, shall not be determined without the prior consent of Parent, not to be unreasonably withheld. Miramar shall use its commercially reasonable efforts to cause each Participant, as defined in the Retention Plan, to execute and deliver a Participation Agreement with respect to its participation such Retention Plan. Parent shall, or shall cause the Surviving Corporation to, fund the Bonus Pool, as defined in the Retention Plan, and pay the amounts allocated thereunder in accordance with Section 2.8 of the Merger Agreement and the terms of the Retention Plan.

Employee Benefits

For a period of one year following the Effective Time, Parent shall provide, or cause to be provided, to each employee of Miramar who is employed by Miramar as of immediately prior to the Effective Time and who continues to be actively employed (without any material break in service) by the Surviving Corporation during such one year period (each, a “Continuing Employee”) base salary no less favorable than the base salary provided to such Continuing Employee immediately prior to the execution of the Merger Agreement, and short-term cash incentive compensation opportunities and health and welfare benefits (excluding any severance benefits, defined benefit pension benefits, retiree medical benefits, transaction or retention bonuses and equity based compensation) that are substantially comparable in the aggregate to those provided to similarly situated employees of Parent. Without limiting the foregoing:

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With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the relevant policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to, honor such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of Miramar and without limiting their ability to accrue personal, sick or vacation time under Parent’s practices and policies; and

•

Parent agrees that all Continuing Employees shall be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under Miramar’s health and welfare benefit plans immediately prior to the Effective Time or to the same extent as similarly situated employees of Parent and its Subsidiaries, as applicable); provided, however, that (i) nothing in the Merger Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time and (ii) if Parent or the Surviving Corporation terminates any such health or welfare benefit plan, then the Continuing Employees shall be eligible to participate in the Parent’s health and welfare benefit plans to the extent that coverage under such plans is replacing comparable coverage under an Employee Plan in which such Continuing Employee participated immediately before the Effective Time or to the extent as similarly situated employees of Parent and its Subsidiaries, as applicable. To the extent that service is relevant for eligibility to participate in, but not for purpose of benefit accrual under, any health or welfare benefit plan of Parent and/or the Surviving Corporation, then Parent shall (A) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such conditions, exclusions and waiting periods would not apply under a similar employee benefit plan in which such employees participated prior to the Effective Time, and (B) ensure that such health or welfare benefit plan shall, for purposes of eligibility, deductibles, co-payments and out-of-pocket maximums, credit Continuing Employees for service and amounts paid prior to the Effective Time with Miramar to the same extent that such service and amounts paid was recognized prior to the Effective Time under the corresponding health or welfare benefit plan of Miramar. Nothing in the Merger Agreement shall be construed to create a right in any employee to employment with Parent, the Surviving Corporation or any other Affiliate of the Surviving Corporation and the employment of each Continuing Employee shall be “at will” employment.

Termination of Miramar 401(k) Plan

Contingent upon the Closing Date, Miramar will take all necessary actions to terminate the Miramar 401(k) plan, with such termination effective as of no later than the date immediately preceding the Closing Date. Prior to and conditioned upon termination of the Miramar 401(k) plan, Miramar shall take any action necessary to fully vest any and all unvested amounts of the accounts of all participants in the Miramar 401(k) plan that are impacted by such termination.

Other Covenants

The Merger Agreement contains other customary covenants, including covenants relating to public announcements, notification of certain events, matters with respect to Section 16 of the Exchange Act and the rules and regulations thereunder, Rule 14d-10(d)(2) under the Exchange Act, confidentiality, securityholder litigation, stock exchange delisting and deregistration and eliminating the effect of any take over law.

Conditions to the Offer

See Section 15 — “Conditions of the Offer.”

Conditions to the Merger

The obligations of Parent, Purchaser and Miramar to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

•

There shall not have been issued by any court of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall any law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any governmental body which directly or indirectly prohibits, or makes illegal the consummation of the Merger; provided, however, the parties must take all actions required under the Merger Agreement to take any such order lifted.

•	Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not withdrawn.

Termination

The Merger Agreement may be terminated prior to the Effective Time:

•	By mutual written consent of Parent and Miramar at any time prior to the Offer Acceptance Time;

•	By either Parent or Miramar:

•	if a court of competent jurisdiction or other governmental body shall have issued a decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided that a party will not be permitted to terminate the Merger Agreement pursuant to this clause if such the issuance of such final and nonappealable order, decree, ruling or other action is attributable to a failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party at or prior to the Effective Time; or

•

if the Offer Acceptance Time shall not have occurred on or prior to the close of business on September 11, 2017 (such date, the “End Date”); provided that a Party shall not be permitted to terminate the Merger Agreement pursuant to this clause if the failure of the Offer Acceptance Time to occur prior to the End Date is principally attributable to the failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such Party;

•	By Parent, at any time prior to the Offer Acceptance Time:

•

if, whether or not permitted to do so (i) the Miramar Board shall have failed to include the Miramar Board Recommendation in the Schedule 14D-9 when mailed, or shall have effected a Company Adverse Change Recommendation; (ii) the Miramar Board shall have failed to publicly reaffirm its recommendation of the Merger Agreement within ten (10) business days after Parent so requests in writing, provided that, Parent may only make such request once every thirty (30) days or, in the event of a public disclosure of an Acquisition Proposal, one time with respect thereto; (iii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (other than by Parent and its Affiliates), the Miramar Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) business days of the commencement of such tender offer or exchange offer; or (iv) any Acquired Corporation shall have materially and intentionally breached any of its obligations under Section 5.3(b) of the Merger Agreement; provided that Parent’s right to terminate the Merger Agreement pursuant to this clause in respect of any of the foregoing events shall expire at 5:00 p.m. (San Francisco, CA time) on the tenth (10th) business day following the date on which such right of termination was exercisable with respect to such event (any of (i) through (iv) above, a “Recommendation Failure Termination”); or

•

if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Miramar shall have occurred such that the conditions to the Offer related to the representations and warranties being true and correct and the performance of the covenants under the Merger Agreement would not be satisfied and cannot be cured by Miramar by the End Date, or if capable of being cured, shall not have been cured within thirty (30) days of the date Parent gives Miramar notice of such breach or failure to perform or, if earlier, the End Date; provided, however, that, Parent shall not have the right to terminate the Merger Agreement pursuant to this clause if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation under the Merger Agreement.

•	By Miramar:

•

at any time prior to the Offer Acceptance Time, in order to accept a Superior Offer and, substantially concurrent with such termination, to enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer, provided that Miramar has complied in all material respects with the non-solicitation requirements of Section 5.3 of the Merger Agreement, and Section 6.1(b)(i)of the Merger Agreement and concurrently pays the Termination Fee;

•	at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in Merger

Agreement on the part of Parent or Purchaser shall have occurred, in each case if such breach or failure has had or would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure cannot be satisfied and cannot be cured by Parent or Purchaser, as applicable, by the End Date, or if capable of being cured, shall not have been cured within thirty (30) days of the date Miramar gives Parent notice of such breach or failure to perform, or, if earlier, the End Date; provided, however, that, Miramar shall not have the right to terminate the Merger Agreement pursuant to this clause if Miramar is then in material breach of any representation, warranty, covenant or obligation hereunder and such breach would cause or reasonably be expected to cause the Offer Conditions not to be satisfied or the Offer to expire without the acceptance for payment of Shares pursuant to the Offer; or

•

if Purchaser shall have failed to purchase all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as may be extended); provided, however, that Miramar shall not be permitted to terminate the Merger Agreement pursuant to this clause if the failure of Purchaser to consummate the Offer in accordance with the terms of the Merger Agreement is attributable to a failure on the part of Miramar to perform any covenant or obligation under the Merger Agreement.

Effect of Termination

In the event of the termination of the Merger Agreement, written notice thereof shall be given to the other party or parties, specifying the provision of the Merger Agreement pursuant to which such termination is made, and the Merger Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Purchaser or Miramar or their respective directors, officers and Affiliates following any such termination; except that (a) certain provisions of the Merger Agreement and the terms of the confidentiality agreement shall survive the termination of the Merger Agreement, and (b) the termination of the Merger Agreement shall not relieve any party from any liability for common law fraud or any willful and material breach of the Merger Agreement prior to the date of termination.

Expenses; Termination Fee

Except as set forth below, all fees and expenses incurred in connection with the Merger Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Offer and Merger are consummated.

A termination fee of $100,000 (the “Termination Fee”) will be payable by Miramar to Parent in the event that:

•	that the Merger Agreement is terminated by Miramar pursuant to a Superior Offer, as a condition to the effectiveness of such termination;

•	the Merger Agreement is terminated by Parent pursuant to a Recommendation Failure Termination; or

•

(x) the Merger Agreement is terminated by either Parent or Miramar if the Offer Acceptance Time shall not have occurred on or prior to the End Date, (y) any person shall have publicly disclosed an Acquisition Proposal after the date of the Merger Agreement and prior to such termination (unless publicly withdrawn prior to such termination) and (z) within twelve (12) months of such termination Miramar shall have (A) entered into a definitive agreement with respect to any Acquisition Proposal or recommended any Acquisition Proposal to its stockholders, and in each case such proposal is thereafter consummated, regardless of whether such consummation occurs within such twelve (12) month period) or (B) consummated any Acquisition Proposal (provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”);

In the event that the Termination Fee becomes payable under terms of the Merger Agreement, except in the case of common law fraud or willful and material breach by Miramar, such Termination Fee constitutes the sole and exclusive remedy under the Merger Agreement of Parent and Purchaser. The receipt of the Termination Fee will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, each of their affiliates and representatives and any other person in connection with the Merger Agreement and the transactions contemplated hereby (and the termination thereof), including the Offer and the Merger.

Specific Performance

Parent, Purchaser and Miramar agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, may occur in the event that the parties hereto do not perform their obligations under the provisions of the Merger Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, Parent, Purchaser and Miramar acknowledge and agree that (i) the parties shall be entitled to seek an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof in the courts as described in the Merger Agreement without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under the Merger Agreement, (ii) the Termination Fee (A) is not intended to and does not adequately compensate for the harm that would result from a breach of the Merger Agreement and (B) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (iii) the right of specific performance is an integral part of the transactions contemplated by the Merger Agreement and without that right, neither Miramar nor Parent would have entered into the Merger Agreement.

Governing Law

The Merger Agreement is governed by Delaware law.

Amendment to the Merger Agreement

On June 25, 2017, the parties amended the Merger Agreement. The Amendment (a) permits the Merger to be effected as a “short-form” merger pursuant to applicable provisions of the DGLC, including Section 253, and (b) grants to Purchaser the Top-Up, which Purchaser will be deemed to have exercised immediately following the consummation of the Offer, if necessary, to purchase from Miramar the Top-Up Shares equal to the lowest number of Shares that, when added to the Shares already owned by Purchaser (and, if applicable, Parent) following the consummation of the Offer, constituting one Share more than 90% of the Shares, but not less than one share more than 90% of the Shares then outstanding (after giving effect to the Top-Up).

Tender and Support Agreements

The following summary description of the Tender and Support Agreements is qualified in its entirety by reference to the Tender and Support Agreement themselves, a form of which is filed as Exhibit (d)(2) to the Schedule TO, which you may examine and copy as set forth in Section 8 — “Certain Information Concerning Purchaser and Parent” above.

Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into a Tender and Support Agreement with each of the Supporting Stockholders. As of June 6, 2017, the Supporting Stockholders owned an aggregate of approximately 85% of the outstanding Shares.

Pursuant to the Tender and Support Agreement, each Supporting Stockholder agreed to tender its Shares into the Offer promptly following, and in any event no later than the tenth (10th) business day following the commencement of the Offer. If such Supporting Stockholder acquires Shares after the date of the Tender and

Support Agreement, unless such Tender and Support Agreement has been terminated in accordance with its terms, such Supporting Stockholder shall tender or cause to be tendered those Shares on or before the Expiration Date. Unless the Tender and Support Agreement has been terminated, such Supporting Stockholder will not withdraw its Shares from the Offer at any time. The Tender and Support Agreement also provides that notwithstanding the foregoing, if the Board of Directors of the Miramar has effected (and not withdrawn) a Company Adverse Change Recommendation in accordance with the Merger Agreement, then (a) the obligation of each Supporting Stockholder to tender its Shares shall be modified such that the Supporting Stockholders shall collectively only be required to tender into the Offer that number of Shares equal to an aggregate number of Shares equal to thirty percent (30%) of the total number of Shares outstanding as of the expiration of the Offer.

The Tender and Support Agreement further provides that from the date of their execution until they expire, each Supporting Stockholder will not transfer or cause or permit any transfer of any of its Shares other than in connection with certain limited exceptions. The Tender and Support Agreement also provides that from the date of their execution until they expire, each Supporting Stockholder shall not (i) deposit or otherwise transfer any Shares into a voting trust or (ii) grant any proxy or enter into any voting agreement or similar agreement with respect to any of the Shares held by such Supporting Stockholder.

Under the terms of the Tender and Support Agreement, each Supporting Stockholder irrevocably and unconditionally waived, and agreed not to exercise or assert, on its own behalf or on behalf of any other holder of Shares, any rights of appraisal, any dissenters’ rights or any similar rights relating to the Merger that such Supporting Stockholder may have by virtue of, or with respect to, any Shares owned by such Supporting Stockholder.

The Tender and Support Agreement shall terminate and shall have no further force or effect on the earlier of (i) the date upon which the Merger Agreement is validly terminated, or (ii) the date upon which the Merger becomes effective.

Contingent Value Rights Agreement

The following summary description of the CVR Agreement is qualified in its entirety by reference to CVR Agreement itself, a form of which is filed as Exhibit (d)(3) to the Schedule TO (subject to any reasonable revisions to such form that are requested by such Rights Agent and that are not, individually or in the aggregate, detrimental to any CVR holder, other than in immaterial respects), which you may examine and copy as set forth in Section 8 — “Certain Information Concerning Purchaser and Parent” above.

Pursuant to the Merger Agreement, Parent intends to enter into the CVR Agreement with the Rights Agent governing the terms of the Milestone Payments. Each CVR represents the contingent right to receive the cash payments, without interest thereon and less any applicable withholding, with each payment conditioned upon the achievement of the applicable milestones as set forth below.

If ‘Net Sales’ of the ‘Product’ (each as defined below under) worldwide after the Closing exceed $50,000,000 (“Milestone #1”), then Parent will pay to each holder of a CVR $0.0147 per CVR.

If ‘Net Sales’ of the ‘Product’ worldwide after the Closing exceed $80,000,000 (“Milestone #2), then Parent will pay to each holder of a CVR $0.6911 per CVR.

“Net Sales” means the gross amount invoiced by or on behalf of Parent, any assignee, and each of their controlled affiliates, licensees and sublicensees (collectively, the “Selling Entity”) for the Product (as defined below) sold to third parties, less the Permitted Deductions (as defined below), all as determined in accordance with the Selling Entity’s usual and customary accounting methods consistent with the treatment of other products commercialized by the Selling Entity, which shall be in accordance with United States generally accepted accounting principles, including the accounting methods for translating activity denominated in foreign currencies into United States dollar amounts. In the case of any sale of the Product between or among Parent, its Affiliates, licensees and sublicensees, for resale, Net Sales will be calculated as above only on the value charged or invoiced on the first arm’s-length sale thereafter to a third party. For the avoidance of doubt, in the case of any sale of the Product between or among Parent, its Affiliates, licensees and sublicensees where such Affiliate or licensee is an end-user of, and does not further sell, the Product, Net Sales will be calculated on the value charged or invoiced to such Affiliate, licensee or sublicensee. In the case of any sale for value other than exclusively for money (but excluding any patient assistance programs), Net Sales will be calculated on the fair market price of the Product in the jurisdiction of sale during the relevant period. The Net Sales calculation for Milestone #2 shall be inclusive of the any Net Sales counted in the determination of Milestone #1.

“Product” means (i) the product named and marketed on the date hereof as the miraDry® System including the console, handpiece and bioTip, including any improvements, modifications and derivatives thereto or therefrom; and (ii) any other product or system that is covered by a Valid Claim of a Patent included in Parent IP (as defined in the Merger Agreement); and (iii) any and all related repair or replacement parts, accessories, software, and services.

“Permitted Deductions” means the following deductions to the extent actually deducted by a Selling Entity from the gross invoiced sales price of the Product, or otherwise directly paid or incurred by the Selling Entity with respect to the applicable sale of the Product: (i) ordinary course trade and quantity discounts actually allowed; (ii) amounts repaid or credited by reasons of defects, recalls, returns, rebates or allowances of goods or because of retroactive price reductions specifically identifiable to the Product; (iii) chargebacks, rebates (or the equivalent thereof) and other amounts paid on sale of the Product, including such payments mandated by programs of governmental entities; (iv) rebates (or the equivalent thereof) and administrative fees paid to medical healthcare organizations, to group purchasing organizations or to trade customers in line with approved contract terms or other normal and customary understandings and arrangements; (v) tariffs, duties, excise, sales, value-added and other taxes (other than taxes based on net income) and charges of governmental entities; (vi) deductions for uncollectible amounts on previously sold products following commercially reasonably attempts to collect such amounts (which adjustment shall be based on actual bad debts incurred and written off as uncollectible by the Selling Entity in a quarter, net of any recoveries of amounts previously written off as uncollectible from current or prior quarters); (vii) discounts pursuant to indigent patient programs and patient discount programs and coupon discounts; (viii) transportation, freight, postage, importation, shipping insurance and other handling expenses to the extent paid by a Selling Entity and not invoiced, paid or reimbursed by a third party purchaser; and (ix) required distribution commissions and fees (including fees related to services provided pursuant to distribution service agreements with wholesalers, fee-for-service wholesaler fees and inventory management fees) payable to any third party providing distribution services to the Selling Entities. For the avoidance of doubt, if a single item falls into more than one of the categories set forth in clauses (i) through (ix) above, such item may not be deducted more than once.

The $0.0147 payable per CVR upon achievement of Milestone #1 (the “Milestone #1 Payment”) was calculated starting with an aggregate amount (for all CVR holders) of $7,000,000, from which the following will be deducted: (i) $4,615,566.06 in satisfaction of prior debt obligations of Miramar pursuant to the Note Amendment as described below, (ii) $2,235,821.50 for incurred royalties pursuant to a licensing agreement pursuant to the Foundry Amendment as described below, and $11,642.45 as key employee retention pursuant to the Retention Plan. The remaining $136,969.96 was divided by 9,334,857, the number of Shares outstanding as of June 6, 2017 to arrive at the Milestone #1 Payment per CVR.

The $0.6911 payable per CVR upon achievement of Milestone #2 (the “Milestone #2 Payment”) was calculated starting with an aggregate amount (for all CVR holders) of $7,000,000, from which $548,387.10 will be deducted as key employee retention pursuant to the Retention Plan. The remaining $6,451,612.90 was divided by 9,334,857, the number of Shares outstanding as of June 6, 2017 to arrive at the Milestone #2 Payment per CVR.

Multiple achievements of a milestone target will not entitle you to multiple payments. Each Milestone Payment will be payable no more than one time. Each Milestone Payment will be payable only following the initial achievement of the applicable milestone target and no amounts will be payable for subsequent or repeated achievements of the same milestone target.

Neither Milestone #1 nor Milestone #2 have a deadline for achievement. However, if Milestone #1 is never achieved, meaning that Net Sales of the Product worldwide never exceed $50,000,000, then you will have no right to receive the Milestone Payments. If Milestone #1 is achieved, but Milestone #2 is never achieved, meaning that Net Sales of the Product worldwide exceed $50,000,000, but never exceed $80,000,000, you will have the right to receive the Milestone #1 Payment, but not the Milestone #2 Payment.

Parent has sole discretion with regard to all matters relating to the sales of the Product, including marketing the Product, provided, however, that Parent shall not, directly or indirectly, take any actions in bad faith that would have the purpose of avoiding any of the Milestone Payments.

Pursuant to the CVR Agreement, if either Milestone #1 or Milestone #2 is attained then within forty-five (45) days following such attainment, Parent shall deliver to the Rights Agent a certificate (the “Milestone Compliance Certificate”) certifying the satisfaction of the applicable Milestone and that the Holders are entitled to receive the applicable Milestone Payment, and cash in the aggregate amount of the applicable Milestone Payment payable to the CVR holders. The Rights Agent shall promptly, and in no event later than ten (10) business days after receipt, send each Holder at its registered address a copy of any Milestone Compliance Certificate and pay the Milestone #1 Payment or the Milestone #2 Payment, as applicable to each of the CVR holders (the amount to which each CVR holder is entitled to receive will be based on the Milestone Payment multiplied by the number of CVRs held by such holder).

The right to receive Milestone Payments is contractual in nature, and may not be transferred (except upon death by will or intestacy; by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of a trustee; pursuant to a court order; by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; in the case of CVRs payable to a nominee, from a nominee to a beneficial owner to the extent allowable by the Depository Trust Company; and pursuant to each CVR holders’ right to abandon all of such CVR holder’s remaining rights in a CVR by transferring such CVR to Parent without consideration therefore).

Upon the written request of a the holders of not less than a majority of the outstanding CVRs (but in no event more than once per year), Parent shall provide an independent certified public accounting firm of nationally recognized standing (the “Independent Accountant”) with access during normal business hours to such of the records of Parent as may be reasonably necessary to verify Net Sales comprising the achievement of Milestone #1 or Milestone #2 as applicable. The fees charged by such accounting firm shall be paid by Parent. The Independent Accountant shall disclose to the CVR holders any matters directly related to their findings and shall disclose whether it has determined that any statements set forth in a Milestone Compliance Certificate are incorrect. If the Independent Accountant concludes that any Milestone Payment should have been paid but was not paid when due, Parent shall pay to the Rights Agent or to each holder of a CVR the amount of such Milestone Payment (to the extent not paid on a subsequent date), as applicable, plus interest on such Milestone Payment, as applicable, at the “prime rate” as published in the Wall Street Journal from time to time, from when the payment should have occurred to the date of actual payment.

A list of all persons entitled to receive any Milestone Payments will be maintained by the Rights Agent. When and if any payments become due, the Rights Agent will pay the applicable amounts due based on the list maintained by the Rights Agent. Parent shall be entitled to deduct and withhold, or cause to be deducted or withheld, from any amounts otherwise payable pursuant to the CVR Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant governmental entity, such withheld amounts shall be treated for all purposes as having been paid to the person in respect of which such deduction and withholding was made.

Note Amendment

The following summary description of the Note Amendment is qualified in its entirety by reference to the Note Amendment itself, a form of which is filed as Exhibit (d)(3) to the Schedule TO, which you may examine and copy as set forth in Section 8 — “Certain Information Concerning Purchaser and Parent” above.

Concurrently with the execution of the Merger Agreement, on June 11, 2017, Miramar, Parent and the Investors holding at least majority of the aggregate principal amount of the Notes, entered into the Note Amendment pursuant to which the Notes were amended and restated to effect the cancellation of the Notes, subject to the consummation of the Merger in exchange for and upon receive from Parent of (i) payments at the Closing totaling $3,807,783.00 and (ii) contingent payments that are payable only upon the achievement of Milestone #1 totaling $4,615,566.06; provided that $1,000,000 described in the preceding clauses (i) and $500,000 described in preceding clause (ii) shall not be immediately payable by Parent but rather withheld as a source of recovery in respect of certain indemnification obligations to which the holders of the Notes have agreed in favor of Parent, Miramar and their affiliates following the Closing, the terms of which are set forth in more detail in the Note Amendment.

Foundry Amendment

The following summary description of the Foundry Amendment is qualified in its entirety by reference to the Foundry Amendment itself, a form of which is filed as Exhibit (d)(4) to the Schedule TO, which you may examine and copy as set forth in Section 8 — “Certain Information Concerning Purchaser and Parent” above.

Concurrently with the execution of the Merger Agreement, on June 11, 2017, Miramar, Parent, the Foundry and the Foundry Assignees entered into the “Foundry Amendment providing that all payments which may be payable to the Foundry will be payable to the Foundry Assignees and the Foundry Assignees will each instead be paid, subject to and contingent upon the occurrence of the Merger and the achievement of Milestone #1, their respective pro rata portions of (i) an amount equal to $2,235,821.53 in full satisfaction of the amount of accrued royalty payments that may be owed by Miramar to the Foundry Assignees as of the Closing; provided that $1,500,000 of such amount shall not be immediately payable by Parent upon the achievement of Milestone #1 but rather may be withheld by Parent as a source of recovery in respect of certain indemnification obligations to which the Foundry Assignees have agreed in favor of Parent, Miramar and their affiliates following the Closing, the terms of which are set forth in more detail in the Foundry Amendment, and (ii) certain Contingent Royalty Payments based on Miramar’s Contingent Net Sales of Covered Products after the date of the Foundry Amendment (each as defined in the Foundry Amendment).

Confidentiality Agreement

The following summary description of the Confidentiality Agreement is qualified in its entirety by reference to such Confidentiality Agreement, which has been filed as Exhibit (d)(5) to the Schedule TO, which may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Purchaser and Parent” above.

On February 10, 2017, Parent and Miramar entered into the Confidentiality Agreement pursuant to which, among other things, Parent agreed, subject to certain exceptions, to keep confidential certain non-public information relating to Miramar in connection with a possible transaction with Miramar. The Confidentiality Agreement also includes a one-year standstill provision that terminates in the event that Miramar enters into a definitive agreement to effectuate certain transactions.

12. Purpose of the Offer and Plans for Miramar

Purpose of the Offer

We are making the Offer pursuant to the Merger Agreement in order to acquire control of, and ultimately following the Merger, the entire equity interest in, Miramar while allowing Miramar’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares pursuant to the Offer. The Merger will be governed by and effected under Section 253 of the DGCL. Accordingly, if Purchaser acquires at least 90% of the then outstanding Shares pursuant to the Offer, including as a result of exercising the Top-Up, if applicable, the Merger may be consummated without a meeting of the Miramar stockholders, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement.

Holders of Shares who tender their Shares pursuant to the Offer will cease to have any equity interest in Miramar and will no longer participate in the future growth of Miramar. If the Merger is consummated, the current holders of Shares will no longer have an equity interest in Miramar and instead will only have the right to receive an amount in cash equal to the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Delaware law.

Plans for Miramar

Except as otherwise disclosed in this Offer to Purchase, we do not have any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets, involving Miramar or any of its subsidiaries, any material changes in Miramar’s present dividend policy, indebtedness, capitalization or corporate structure. We will continue to evaluate and review Miramar and its business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel with a view towards determining how to optimally realize any potential benefits which arise from the relationship of the operations of Miramar with those of other business units of Parent. Such evaluation and review is ongoing and is not expected to be completed until after the consummation of the Offer and the Merger. We intend to work with Miramar’s management as part of a comprehensive review of Miramar’s business, operations, capitalization, management and personnel with a view to optimizing development of Miramar’s potential.

13. Certain Other Effects

Because the Merger will be governed by and effected under Section 253 of the DGCL, if the Offer is consummated and the Parent and its affiliates own at least 90% of the outstanding Shares (as a result of the Offer and the exercise, if any, of the Top-Up), no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and Miramar will consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Possible Effects of the Offer on the Market for the Shares

If the Offer is consummated but the Merger does not take place, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than those properly and validly exercising their statutory rights of appraisal in compliance in all respects with Section 262 of the DGCL) will receive the same amount per Share as they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier.

Stock Quotation

Currently, the Shares are quoted on OTCQB Market. Pursuant to the Merger Agreement, Miramar has agreed to cooperate and use reasonable commercial efforts to cause the delisting of the Shares from OTCQB Market and the deregistration of such Shares under the Exchange Act at or as promptly as practicable after the Effective Time, in any event no later than 10 days after the Closing Date. To the fullest extent possible under applicable laws and the rules of OTCQB Market, Parent intends to cause the delisting of the Shares by OTCQB Market following consummation of the Merger.

Registration under the Exchange Act

The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of Miramar to the SEC if (i) the Shares are not listed on a national securities exchange, (ii) the Shares are not held by 300 or more holders of record, and (iii) Miramar is not otherwise required to furnish or file reports under the Exchange Act. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of Miramar subject to registration, would substantially reduce the information required to be furnished by Miramar to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to Miramar. Furthermore, “affiliates” of Miramar and persons holding “restricted securities” of Miramar may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or reporting on the OTC. If the purchase of the Shares pursuant to the Offer results in the Shares becoming eligible for deregistration under the Exchange Act, it would be our intention to cause Miramar to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

If registration of the Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on OTCQB will be terminated following the completion of the Merger.

Margin Regulations

The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other matters, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

14. Dividends and Distributions.

As discussed in Section 11 — “The Transaction Documents — The Merger Agreement — Operating Covenants,” the Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, Miramar, without the prior consent of Parent will not declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of its capital stock.

15. Conditions of the Offer

The following sets forth the conditions of the Offer set forth in the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO and any other filings that we make with the SEC with respect to the Offer or the Merger may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Purchaser and Parent.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms not otherwise defined in this Section 15 will have the meanings ascribed to them in the Merger Agreement.

The conditions to the Offer have been included in this Offer to Purchase to provide you with information regarding the terms of the Offer and is not intended to modify or supplement any factual disclosures about Miramar, Purchaser or Parent (or any of their respective subsidiaries or affiliates) in public reports filed with the SEC. In particular, the Merger Agreement and this list of conditions to the Offer are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Miramar, Purchaser or Parent (or any of their respective subsidiaries or affiliates).

The obligation of Purchaser to, and of Parent to cause Purchaser to, accept for payment and, subject to Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer)), pay for any Shares that are validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction, as of immediately prior to the Expiration Time, of each of the following conditions:

(a) there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its Affiliates, represent one more than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer plus (y) the aggregate number of Shares issuable to holders of Miramar Options from which Miramar has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Miramar Options), plus (z) the aggregate number of Shares issuable to holders of Miramar Warrants that were automatically exercised in accordance with Section 2.8(b) of the Merger Agreement or from which Miramar has received notices of exercise prior to the expiration of the Offer (and, in each case, as to which Shares have not yet been issued to such exercising holders of Miramar Warrants);

(b) (i) the representations and warranties of Miramar set forth in Sections 3.3(a), 3.3(c) (first sentence), 3.3(d) and 3.3(e) (Capitalization, Etc.), 3.20 (Authority; Binding Nature of Agreement), 3.22 (Merger Approval) and 3.25 (Financial Advisor) of the Merger Agreement shall have been accurate in all respects as of the date of the Merger Agreement and shall be accurate in all respects at and as of the Closing Date as if made on and as of such Closing Date, except (other than a result of a willful breach by Miramar) where the failure to be so accurate in all respects would not reasonably be expected to result in additional cost, expense or liability to Miramar, Parent and their Affiliates, individually or in the aggregate that is more than $250,000 (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded and (B) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (b)(i)) only as of such date);

(ii) the representations and warranties of Miramar set forth in Sections 3.3 (Capitalization, Etc.) (other than Sections 3.3(a), 3.3(c) (first sentence), 3.3(d) and 3.3(e)) of the Merger Agreement) shall have been accurate in all material respects as of the date of the Merger Agreement, and shall be accurate in all material respects at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect”

qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded and (C) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (b)(ii)) only as of such date);

(iii) the representations and warranties of Miramar set forth in clause “b” of the first sentence of Section 3.5 (Absence of Changes) shall have been accurate in all respects as of the date of the Merger Agreement and shall be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded);

(iv) the representations and warranties of Miramar set forth in the Merger Agreement (other than those referred to in clauses “(b)(i)”, “(b)(ii)” or “(b)(iii)”) above) shall have been accurate in all respects as of the date of the Merger Agreement, and shall be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded and (C) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured only as of such date);

(c) Miramar shall have complied with or performed in all material respects the covenants and agreements that Miramar is required to comply with or perform at or prior to the Offer Acceptance Time;

(d) since the date of the Merger Agreement, there shall not have been any Material Adverse Effect that shall be continuing as of the Offer Acceptance Time;

(e) Parent and Purchaser shall have received a certificate executed on behalf of Miramar by Miramar’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses “(b),” “(c)” and “(d)” above have been duly satisfied;

(f) there shall not have been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer nor shall any action have been taken, or any law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger;

(g) there shall not be pending any Legal Proceeding by a governmental body having authority over Parent, Purchaser or Miramar (1) challenging or seeking to restrain or prohibit the consummation of the Offer or the Merger, (2) seeking to restrain or prohibit Parent’s or its affiliates’ ownership or operation of the business of Miramar, or of Parent or its affiliates, or, (3) in connection with the Offer or the Merger, seeking any of the actions described in the second sentence of Section 6.2(a) of the Merger Agreement or seeking to impose material limitations on the ability of Parent or any of its Affiliates effectively to exercise full right of ownership of the Shares;

(h) the Note Purchase Agreement, as amended by the Note Amendment shall not have been amended in accordance with its terms since the date of the Merger Agreement; and

(i) the Merger Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions will be in addition to (and not in limitation of) the rights and obligations of Purchaser to extend the Offer pursuant to the terms and conditions of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals

General

Except as described in this Section 16, based on a review of publicly available filings made by Miramar with the SEC and other publicly available information concerning Miramar and information supplied by Miramar, we are not aware of any governmental license or regulatory permit that appears to be material to the business of Miramar and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of the Shares as contemplated in the Merger Agreement or of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of the Shares by us as contemplated in the Merger Agreement. Should any such approval or other action be required, we and Parent currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. If certain types of adverse actions are taken with respect to the matters discussed below, we could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See Section 15 — “Conditions of the Offer” of this Offer to Purchase for a description of certain conditions to the Offer.

Delaware Law

As a Delaware corporation, Miramar is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Miramar Board has approved the Merger Agreement and the transactions contemplated thereby, and therefore the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated by the Merger Agreement.

State Takeover Statutes

A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Miramar, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other matters, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

We are not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and have not attempted to comply with any other state takeover laws or regulations. If any government official, Miramar or third party seeks to apply any state takeover law (other than Section 203 of the DGCL) to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Conditions of the Offer.”

Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is consummated, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being consummated, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time. If the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) demand appraisal in accordance with the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount. For the avoidance of doubt, Miramar, Parent and Purchaser have acknowledged and agreed in the Merger Agreement that any impact on the value of the Shares as a result of the issuance of the Top-Up Shares will not be taken into account in the determination of the fair value pursuant to Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 253, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Miramar a written demand for appraisal of Shares held, which demand must reasonably inform Miramar of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL will be included as Annex III to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

Short-Form Merger

The DGCL provides that if a parent company owns at least 90% of each class of issued and outstanding stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer, the Top-Up or otherwise, Purchaser and Parent directly or indirectly own at least 90% of the issued and outstanding Shares, Parent and Purchaser intend to effect the Merger without prior notice to, or any action by, any other stockholder of Miramar if permitted to do so under the DGCL (the “Short-Form Merger”). Pursuant to the Merger Agreement, following exercise and consummation of the Top-Up, Parent is required to cause the closing of the Merger to occur as soon as possible after the exercise of the Top-Up, which would require a Short-Form Merger.

17. Fees and Expenses

We have retained Georgeson to act as the Information Agent and Computershare to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, we will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18. Miscellaneous

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of us or Parent not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We and Parent have filed with the SEC the Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file additional amendments thereto. In addition, the Schedule 14D-9 is being filed with the SEC by Miramar pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of Miramar Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional information, and Miramar may file amendments thereto. Our Schedule TO and the Schedule 14D-9, including their respective exhibits and any amendments to any of the foregoing, may be examined and copies may be obtained from the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549 or may be accessed electronically on the SEC’s website at www.sec.gov. and are available from the Information Agent at the address and telephone number set forth on the back cover of the Offer to Purchase.

Desert Acquisition Corporation

June 26, 2017

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. Unless otherwise indicated, the business address of each director and executive officer of Parent is 420 South Fairview Avenue, Suite 200, Santa Barbara, CA 93117. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Jeffrey Nugent*

Jeffrey Nugent has served as our Chairman of our Board and Chief Executive Officer since November 12, 2015 and a director since July 2014. Mr. Nugent was the Interim Chief Executive Officer of Biolase, Inc. from June 2014 to July 2015, in which he established a global commercialization team and chose new leaders of the sales and marketing division. Prior to that, from December 2010 to February 2013, Mr. Nugent was Founder, President and Chief Executive Officer of Precision Dermatology, Inc., a multi-channel skin care company that was acquired by Valeant Pharmaceuticals in February 2014. From 1999 to 2002, he served as the President and Chief Executive Officer of Revlon, Inc., where he led a turnaround in profitability and a global initiative of new product innovation. Prior to that, he was as Worldwide President and Chief Executive Officer of Neutrogena Corporation from 1995 to 1999 in which he led the acquisition by Johnson & Johnson and quadrupled sales to $1B within 4 years. Mr. Nugent currently serves on the Board of Neothetics, Inc. and has previously served as a director of Precision Dermatology, Inc., Myoscience, Inc. and Merz Aesthetics, Inc. Mr. Nugent began his career at Johnson & Johnson where he held increasingly senior responsibilities in Manufacturing, Finance, Research and Development, Marketing and Worldwide Vice President for Quality. Mr. Nugent holds a B.S. in mathematics from St. Joseph’s College and earned his MBA in finance and marketing from Loyola University in Chicago. He served as an Artillery Officer in the United States Army

United States

R, Scott Greer*

R. Scott Greer has served as a director since July 2014. Mr. Greer founded Numenor Ventures, LLC, a venture capital firm focused on life sciences companies, and has served as its Managing Director since June 2002. Prior to that, in 1996, Mr. Greer co–founded Abgenix, Inc., a company that specialized in the discovery, development and manufacture of human therapeutic antibodies, and from June 1996 through May 2002, he served as its Chief Executive Officer. He also served as a director of Abgenix from 1996 and chairman of the board from 2000 until the acquisition of Abgenix by Amgen, Inc. in April 2006. Prior to Abgenix’s formation, Mr. Greer held senior management positions at Cell Genesys, Inc., a biotechnology company, initially as Chief Financial Officer and Vice President of Corporate Development and later as Senior Vice President of Corporate Development. Mr. Greer currently serves as a director of Inogen, Inc., Versartis, Inc., Nektar Therapeutics, Inc. and as chairman of Calimmune, Inc. He previously served as chairman of the board of Sirna Therapeutics, StemCells, Inc., and Auspex, Inc. and as a director of Illumina, Inc., CV

United States

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship

Therapeutics, Inc. and Affymax, Inc. He has also previously served on the board of numerous private companies. Mr. Greer received his B.A. in economics from Whitman College, earned his MBA in business administration from Harvard University and is a certified public accountant.

Kevin O’Boyle*

Kevin O’Boyle has served as a director since July 2014. From December 2010 to July 2011, Mr. O’Boyle served as Senior Vice President and Chief Financial Officer at Advanced BioHealing, Inc. until it was acquired by Shire Plc. From early 2003 to September 2009, Mr. O’Boyle served as Chief Financial Officer of NuVasive, Inc. Mr. O’Boyle currently serves as a director of GenMark Diagnostics, Inc., Wright Medical Group N.V. and Zeltiq Aesthetics, Inc. Mr. O’Boyle received a B.S. in accounting from Rochester Institute of Technology and completed the Executive Management Program at the University of California at Los Angeles, John E. Anderson Graduate Business School.

United States

Philippe A. Schaison*

Philippe A. Schaison has served as a director since February 6, 2017. Mr. Schaison has extensive experience leading global aesthetic organizations. In November 2016, Mr. Schaison joined Syneron Medical Ltd., a leading global aesthetic device company, and currently serves as CEO of Syneron Candela North America and Global Executive Vice President Strategy and Business Development. Previously, Mr. Schaison served as President of Allergan’s U.S. aesthetic and dermatology business from September 2013 until October 2016. In that position, he led the Facial Aesthetic, Plastic and MedDerm/Skin Medical business unit, an organization of over 2,000 professionals focused on the company’s Botox® and fillers franchises. Prior to joining Allergan, Mr. Schaison served as President, World Wide Travel Retail & Regional President, LATAM and MEA, at Clarins in New York from 2010 to August 2013. Earlier, Mr. Schaison served as CEO for Aesthetic Factors, a manufacturer of point-of-care systems for regenerative medicines and as Vice President of Global Skin Care for Johnson & Johnson, with P&L responsibility for Aveeno, Clean & Clear, Lubriderm, and Ambi, and in executive positions at L’Oréal. Mr. Schaison sits on the Board of the Galien Foundation and SENTÉ, Inc., a privately held specialty aesthetics company. He earned his MBA (Marketing) from the Hautes Etudes Commerciales (H.E.C.) in Paris, and a Doctorate in Pharmacy (Industrial) from the University of Paris.

United States

Nicholas Simon*

Nicholas Simon has served as a director since April 2007 and as the Lead Independent Director since November 2015. He served as the Chairman of our Board from March 2012 until November 2015. Mr. Simon has been a Managing Director of Clarus, a venture capital firm focused on life sciences companies, since the firm’s inception in 2005. Prior to Clarus, Mr. Simon was a General Partner at MPM Capital, a healthcare venture capital firm. He has over 25 years of operating and investment experience in the biopharmaceutical industry including Genentech from 1989 to 2000 where he was Vice President of Business and Corporate Development. Mr. Simon is currently a member of the board of directors of Gritstone Oncology, Lycera, and Nuvelution Pharma. He has also been a member of

United States

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship

the board of directors of numerous private and public life sciences companies including Achillion, Avanir Pharmaceuticals (acquired by Otsuka Pharmaceuticals), Barrier Therapeutics (acquired by Stiefel Laboratories), BioVitrum AB (acquired by AstraZeneca), QuatRX Pharmaceuticals, Rigel, Sangstat (acquired by Genzyme). Mr. Simon is also a member of the foundation board at the J. David Gladstone Institutes, a private not-for-profit research institute affiliated with the University of California, San Francisco. Mr. Simon received a B.S. in microbiology from the University of Maryland and an MBA from Loyola University.

Timothy Haines*

Timothy Haines has served as a director since October 2013. Mr. Haines joined Abingworth, a life science and healthcare private investment firm, in 2005 and is currently a partner. From 2000 to 2005, he was Chief Executive of Astex Therapeutics, an Abingworth portfolio company. From 1993 to 2000, Mr. Haines was Chief Executive Officer of two divisions of the publicly-listed medical technology company, Datascope Corp. Prior to Datascope, he held a number of other senior management positions in the SU and Europe, including CEO of Thackray Inc. and General Manager of Baxter UK. Current and past board positions include Astex Pharmaceuticals, Chroma, Fovea, Pixium Vision, PowerMed, Kspine, Stanmore Implants, Lombard Medical, Proteon and MEDIAN Technologies. Mr. Haines received a B.Sc. from Exeter University and an MBA from INSEAD.

United States

Patrick F. Williams

Patrick F. Williams has served as our Senior Vice President, Chief Financial Officer and Treasurer since October 26, 2016. Most recently, Mr. Williams served as Senior Vice President and Chief Financial Officer at ZELTIQ Aesthetics, a medical technology company focused on developing and commercializing products utilizing its proprietary controlled-cooling technology platform from November 2012 to April 2016. Mr. Williams was responsible for executive management of the finance and investor relations functions, development of the worldwide budget and forecast, and implementation of necessary infrastructure changes to support top-line growth and operating margin expansion. Prior to ZELTIQ, Mr. Williams served as Vice President of Strategy and Investor Relations, and Vice President of Finance and Investor Relations at NuVasive, a medical device company focused on developing minimally invasive surgical products for the spine from 2007 to 2012. Mr. Williams currently serves on the Board of Directors of Miramar Labs, a medical device company that markets miraDry®, a system designed for the treatment for hyperhidrosis. Mr. Williams received an MBA in Finance and Management from San Diego State University and a Bachelor of Arts in Economics from University of California, San Diego

United States

Charles Huiner

Charles Huiner has served as our Chief Operating Officer and Senior Vice President of Corporate Development and Strategy since January 29, 2016. Mr. Huiner previously served as Chief Strategy and Corporate

United States

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship

Development Officer since February 2014. Prior to joining the Company, Mr. Huiner served as the Vice President of Business Development and Marketing for InTouch Health from 2007 to 2014. Before InTouch Health, Mr. Huiner held various positions in the medical aesthetics industry, including as Senior Director of Corporate Development and Strategy for Inamed Corporation from 2003 to 2006 and Vice President of Corporate Development for Isolagen, Inc. from 2006 to 2007. Mr. Huiner developed extensive transactional and strategy experience serving in corporate finance and M&A capacities at Security Capital Group (now GE Capital), Prologis Trust and NatWest Bancorp. Mr. Huiner holds a B.A. in history and American studies from Williams College and earned his MBA in marketing and finance from Northwestern University’s Kellogg School.

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated, the business address of each director and executive officer of Purchaser is 420 South Fairview Avenue, Suite 200, Santa Barbara, CA 93117. Directors are identified by an asterisk.

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Charles Huiner*	Charles Huiner is the President and Chief Executive Officer and sole director of Purchaser. Please see response for Parent for more information on his employment history	United States

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Hand or Overnight Mail:

Computershare Trust Company, N.A. Operations Center Attn: Reorganization Department P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. Operations Center Attn: Reorganization Department 250 Royall Street, Suite V Canton, MA 02021

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can contact the Information Agent at the email address and telephone number set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Banks, Brokers and Shareholders

Call Toll-Free (866)-431-2105